                   SUBJECT TO COMPLETION, DATED MAY 29, 2001

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS IS AN OFFER TO SELL THESE SECURITIES AND NEITHER IS SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-37924

PROSPECTUS SUPPLEMENT
MAY   , 2001
(TO PROSPECTUS DATED MAY 26, 2000)

                                  $600,000,000

                                     [LOGO]

                              THE AES CORPORATION

                     $350,000,000   % SENIOR NOTES DUE 2008

  $250,000,000   % REMARKETABLE OR REDEEMABLE SECURITIES (ROARS(SM)) DUE 2013
                       (REMARKETING DATE: JUNE   , 2003)

    The Senior Notes will bear interest at the rate of    % per year. Interest
on the Senior Notes is payable on June   and December   of each year, beginning
on December   , 2001. The Senior Notes will mature on June   , 2008. We may
redeem some or all of the Senior Notes at any time. The redemption prices are discussed under the caption "Description of Senior Notes--Optional Redemption".

    The ROARS will bear interest at the rate of   % per year from their date of
issuance to but excluding June   , 2003, which is the first Remarketing Date,
and then, at our option, at a fixed or floating rate as discussed under
"Description of ROARS". Interest on the ROARS is payable on June   and December
  of each year, beginning on December   , 2001 and continuing to but excluding
June   , 2003, and then at intervals as discussed under "Description of ROARS".
On any Remarketing Date, the ROARS will either be mandatorily tendered to and
purchased by                 , as Remarketing Dealer, or mandatorily redeemed by
us, in each case at the prices discussed under "Description of ROARS". If purchased by the Remarketing Dealer, the ROARS will bear interest from the Remarketing Date at a rate to be determined as described under "Description of
ROARS". The ROARS are scheduled to mature on June   , 2013, but such maturity
date may be adjusted as described herein to a date which is no later than the tenth anniversary of the Fixed Rate Remarketing Date, which shall not be later
than June   , 2014. We may redeem all of the ROARS on any Remarketing Date and some or all of the ROARS at any time after the Fixed Rate Remarketing Date at prices described under "Description of ROARS".

    The Senior Notes and the ROARS will be unsecured senior obligations of The AES Corporation and will rank equally with all of The AES Corporation's other unsecured senior indebtedness.

    INVESTING IN THE SENIOR NOTES AND THE ROARS INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                            PUBLIC OFFERING   UNDERWRITING     PROCEEDS TO AES
                                                               PRICE(1)         DISCOUNT     (BEFORE EXPENSES)(2)
                                                            ---------------   ------------   --------------------
Per Senior Note...........................................              %               %                  %
    Senior Notes Total....................................      $               $                  $
Per ROARS.................................................              %               %                  %
    ROARS Total...........................................      $               $                  $
Total.....................................................      $               $                  $

------------------------
(1) Plus accrued interest from June   , 2001 if settlement occurs after that
    date.

(2) Includes consideration for the option related to the ROARS.

    The underwriters are offering the Senior Notes and the ROARS subject to various conditions. The underwriters expect to deliver the Senior Notes and the ROARS to purchasers in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about June
  , 2001.

                              BOOK-RUNNING MANAGER

                         Banc of America Securities LLC

Credit Suisse First Boston

                Lehman Brothers

                                 Salomon Smith Barney

                                                  ABN AMRO Incorporated

------------------------------
(SM) "ROARS" is a service mark of Banc of America Securities LLC

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates thereof.

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
        PROSPECTUS SUPPLEMENT

Special Note on Forward-Looking
  Statements..........................  S-3

Offering Summary......................  S-4

The Company...........................  S-7

Use of Proceeds.......................  S-7

Description of Senior Notes...........  S-8

Description of ROARS..................  S-12

Certain United States Federal Income
  Tax Considerations..................  S-24

Underwriting..........................  S-27

Legal Matters.........................  S-28

Experts...............................  S-28

                                          PAGE
                                        --------

              PROSPECTUS

About This Prospectus.................  2

Risk Factors..........................  3

Where You Can Find More Information...  10

Incorporation of Documents by
  Reference...........................  10

Special Note on Forward-Looking
  Statements..........................  11

Use of Proceeds.......................  11

Ratio of Earnings to Fixed Charges....  12

The Company...........................  12

Description of Capital Stock..........  12

Description of Debt Securities........  18

Description of Stock Purchase
  Contracts and Stock Purchase
  Units...............................  28

Description of Securities Warrants....  29

Plan of Distribution..................  30

Legal Matters.........................  31

Experts...............................  31

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions related to AES, including, those set forth under the caption "Risk Factors" in the accompanying prospectus and those set forth under the caption "Cautionary Statements and Risk Factors" in our annual report on Form 10-K which is incorporated by reference herein.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and the accompanying prospectus might not occur.

                                OFFERING SUMMARY

    THE FOLLOWING INFORMATION IS QUALIFIED ENTIRELY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

ISSUER.......................................  The AES Corporation

SECURITIES OFFERED...........................  $350,000,000 principal amount of    % Senior
                                               Notes due 2008

                                               $250,000,000 principal amount of    % ROARS
                                               due 2013

MATURITY.....................................  The Senior Notes will mature on June   ,
                                               2008. The ROARS are scheduled to mature on
                                               June   , 2013, but such maturity date may be
                                               adjusted as described herein to a date which
                                               shall be no later than the tenth anniversary
                                               of the Fixed Rate Remarketing Date, which
                                               shall not be later than June   , 2014.

INTEREST PAYMENT DATES.......................  June   and December   of each year,
                                               commencing on December   , 2001, but, with
                                               respect to the ROARS, only through the first
                                               Remarketing Date (June   , 2003), and then at
                                               intervals described under "Description of
                                               ROARS".

RECORD DATE..................................  The regular record date for each interest payment date will be the close of business on
                                               the 15th calendar day prior to such interest
                                               payment date.

INTEREST ACCRUAL.............................  The Senior Notes will accrue interest at a
                                               rate of   % per year from the date of
                                               issuance to, but excluding, June   , 2008.

                                               The ROARS will accrue interest at a rate of
                                                  % per year from the date of issuance to,
                                               but excluding, June   , 2003, computed on the
                                               basis of a 360-day year consisting of twelve
                                               30-day months. From and including June   ,
                                               2003, the ROARS will accrue interest at a
                                               fixed rate or at a floating rate, depending
                                               on our decision. If the rate is fixed,
                                               interest will be computed on the basis of a
                                               360-day year consisting of twelve 30-day
                                               months. If the rate is floating, interest
                                               will be computed on the basis of the actual
                                               number of days in the applicable floating
                                               rate reset period over a 360-day year.

                                               For a more detailed description of the
                                               payment of interest on the ROARS, you should
                                               refer to the sections of this prospectus
                                               supplement entitled "Description of ROARS --
                                               Interest and Interest Payment Dates", " --
                                               Interest Rate to Maturity" and " -- Floating
                                               Rate Period".

SINKING FUND.................................  None

REMARKETING DATE(S) FOR ROARS................  June   , 2003, and, if we elect to exercise
                                               our Floating Period Option (as described in
                                               "Description of ROARS--Floating Rate
                                               Period"), the Floating Period Termination
                                               Date (as defined in "Description of
                                               ROARS--Floating Rate Period"), which date
                                               shall not be later than June   , 2004.

MANDATORY TENDER OF ROARS....................  We have entered into a Remarketing Agreement with respect to the ROARS. The agreement
                                               gives the Remarketing Dealer the option to
                                               purchase (and the holders of the ROARS will
                                               be obligated to tender) all of the ROARS for
                                               a purchase price equal to 100% of the
                                               aggregate principal amount outstanding on the
                                               first Remarketing Date (June   , 2003), or
                                               the Dollar Price (as defined in "Description
                                               of ROARS--Interest Rate to Maturity") on the
                                               subsequent Remarketing Date, if any.

MANDATORY REDEMPTION OF ROARS................  If the Remarketing Dealer does not purchase the ROARS on any Remarketing Date, we must
                                               redeem all of the ROARS at a price equal to
                                               100% of the aggregate principal amount
                                               outstanding on the first Remarketing Date, or
                                               the Dollar Price on the subsequent
                                               Remarketing Date, plus, in each case, all
                                               accrued and unpaid interest, if any, to the
                                               applicable Remarketing Date.

OPTIONAL REDEMPTION..........................  We may redeem some or all of the Senior Notes at any time at par plus accrued and unpaid
                                               interest, if any, to the redemption date and
                                               a Make-Whole Amount (as defined in
                                               "Description of Senior Notes -- Optional
                                               Redemption").

                                               If the Remarketing Dealer elects to purchase
                                               the ROARS on any Remarketing Date, then we
                                               will have the option of redeeming all of the
                                               ROARS from the Remarketing Dealer on that
                                               Remarketing Date at the Dollar Price plus all
                                               accrued and unpaid interest, if any.

POST-REMARKETING OPTIONAL REDEMPTION.........  We may redeem some or all of the ROARS at any time after the Fixed Rate Remarketing Date at
                                               par plus accrued and unpaid interest, if any,
                                               to the redemption date and a Make-Whole
                                               Amount (as defined in "Description of
                                               ROARS--Post-Remarketing Optional
                                               Redemption").
TRADING......................................  We have been advised by the underwriters that they intend to make a market in the Senior
                                               Notes and the ROARS but they are not
                                               obligated to do so and may discontinue
                                               market-making at any time without notice. It
                                               is not anticipated that either the Senior
                                               Notes or the ROARS will be listed on any
                                               securities exchange or traded in any
                                               automated quotation system.
FORM AND DENOMINATION........................  The Senior Notes and the ROARS will be issued in the form of one or more fully registered
                                               global securities, without coupons, in
                                               denominations of $1,000 in principal amount
                                               and integral multiples of $1,000. We will
                                               deposit these securities with, or on behalf
                                               of, The Depository Trust Company. Beneficial
                                               interests in the global securities will be
                                               represented through book-entry accounts of
                                               financial institutions acting on behalf of
                                               the beneficial owner.
RANKING......................................  The Senior Notes and the ROARS will be our direct, unsecured and unsubordinated
                                               obligations, ranking equal in right of
                                               payment with all of our other unsecured and
                                               unsubordinated obligations. The indenture and
                                               the supplemental indentures under which the
                                               Senior Notes and the ROARS will be issued
                                               contain no restrictions on the amount of
                                               additional indebtedness we may incur.
COVENANTS....................................  We have agreed to certain restrictions on incurring secured debt and entering into sale
                                               and leaseback transactions. See "Description
                                               of Senior Notes--Certain Covenants of AES"
                                               and "Description of ROARS--Certain Covenants
                                               of AES".
USE OF PROCEEDS..............................  We expect to receive aggregate net proceeds from the sale of the Senior Notes and the
                                               ROARS of approximately $    million, which
                                               amount includes the consideration we will
                                               receive for the option granted to the
                                               Remarketing Dealer to purchase and remarket
                                               the ROARS.
                                               We expect to use the net proceeds (i) to
                                               temporarily repay amounts outstanding under
                                               our revolving credit agreement, (ii) to fund
                                               all or a portion of the purchase price of
                                               Thermo Ecotek Corporation and (iii) for
                                               general corporate purposes.

                                  THE COMPANY

    We are a global power company incorporated in Delaware on January 28, 1981. We are committed to serving the world's need for electricity and other services in a socially responsible way.

    We have been successful in growing our business and serving additional customers by, in part, participating in competitive bidding under privatization initiatives. We have been particularly interested in acquiring existing businesses or assets in electricity markets that are promoting competition and eliminating rate of return regulation. Sellers generally seek to complete such transactions in less than one year, much quicker than the time periods associated with greenfield development and usually require payment in full on transfer. We believe that our experience in competitive markets and our worldwide integrated group structure, with our significant geographic coverage and presence, enable us to react quickly and creatively in these situations. Our significant growth has resulted in generating capacity of 42,133 megawatts or MW at December 31, 2000, with a total of 141 plants in operation.

    Our ownership portfolio of power facilities includes new plants constructed for such purposes as well as existing power plants acquired through competitively bid privatization initiatives and negotiated acquisitions. In the electricity generation business, we now own and operate (entirely or in part) a diverse portfolio of electric power plants (including those within integrated distribution companies) with, as of December 31, 2000, capacity of 42,133 MW. Of that total, 38% are fueled by coal or petroleum coke, 18% are fueled by natural gas, 33% are hydroelectric facilities, 4% are fueled by oil, and the remaining 7% are capable of using multiple fossil fuels. A majority of our sales of electricity are made to customers (generally electric utilities or regional electric companies), on a wholesale basis for further resale to end users. This is referred to as the electricity "generation" business. Sales by these generation companies are made under long-term contracts from power plants owned by our subsidiaries and affiliates as well as directly into regional electricity markets without contracts.

    We also sell electricity directly to end users such as commercial, industrial, governmental and residential customers through our "distribution" business. We have ownership interests in distribution companies in Argentina, India, the United States, Brazil, Venezuela, El Salvador, Dominican Republic, and The Republic of Georgia. We also have assumed management control of a heat and electricity distribution business in Kazakhstan. We also have three subsidiaries in the United States that serve retail customers in those states that have introduced a competitive market for the sale of electricity to end users.

                                USE OF PROCEEDS

    We expect to receive aggregate net proceeds from the sale of the Senior
Notes and the ROARS of approximately $        million, after deducting
underwriting discounts and offering expenses payable by us. This estimate includes the consideration we will receive for the option granted to the Remarketing Dealer to purchase and remarket the ROARS.

    We intend to use the net proceeds from this offering (i) to temporarily repay amounts outstanding under our revolving credit agreement, (ii) to fund all or a portion of the purchase price of Thermo Ecotek Corporation and (iii) for general corporate purposes. The revolver bears interest at a weighted average interest rate of LIBOR + 2% and matures in March 2003. As of March 31, 2001, $440 million was outstanding under our revolving credit agreement.

                          DESCRIPTION OF SENIOR NOTES

    The Senior Notes will be issued under an indenture, dated as of December 8,
1998, as supplemented by a supplemental indenture, dated as of June   , 2001,
each between AES and Bank One, National Association (formerly known as The First National Bank of Chicago), the trustee (the "Trustee") (collectively referred to in this section as the "Indenture"). The following summary of the terms of the Senior Notes and certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions in the Indenture of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. A copy of the Indenture is available for inspection at the office of the Trustee.

    As used in this Section, the term "AES" means The AES Corporation, and does not include any of its subsidiaries.

    The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that senior debt securities may be issued thereunder from time to time in one or more series. The Senior Notes constitute a separate series under the Indenture.

GENERAL

    The Senior Notes will be issued as a separate series of senior debt securities under the Indenture. The Senior Notes will not be limited in aggregate principal amount. Additional Senior Notes may be issued under the Indenture from time to time as part of this series of Senior Notes.

    The entire principal amount of the Senior Notes will mature and become due
and payable, together with any accrued and unpaid interest thereon, on June   ,
2008. The Senior Notes are not subject to any sinking fund provision.

INTEREST

    Each Senior Note shall bear interest at    % per year from the date of
original issuance, payable semiannually on June   and December   of each year to
the person in whose name such Senior Note is registered at the close of business on the fifteenth calendar day prior to such interest payment date. The initial
interest payment date is December   , 2001. The amount of interest payable will
be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTIONAL REDEMPTION

    The Senior Notes are subject to redemption upon not less than 30 nor more than 60 days' notice by mail, at any time, as whole or in part, at our election, at a price equal to the sum of (i) 100% of the principal amount thereof plus accrued interest to the redemption date plus (ii) the Make-Whole Amount, if any.

    The term "Make-Whole Amount" shall mean, in connection with any optional redemption of any Senior Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such prepayment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the Business Day preceding the date of such redemption) from the respective dates on which such principal and interest would have been payable if such payment had not been made, over (ii) the aggregate principal amount of the Senior Notes being redeemed.

    The term "Reinvestment Rate" shall mean 0.50% (one-half of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the maturity of the principal being prepaid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

    The term "Statistical Release" shall mean the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by us.

CERTAIN COVENANTS OF AES

    RESTRICTIONS ON SECURED DEBT. If AES shall incur, issue, assume or guarantee any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness, secured by a mortgage, pledge or other lien on any Principal Property (as defined below) or any capital stock or indebtedness held directly by AES of any Subsidiary of AES, AES shall secure the Senior Notes equally and ratably with (or prior to) such indebtedness, so long as such indebtedness shall be so secured, unless after giving effect thereto the aggregate amount of all such indebtedness so secured, together with all Attributable Debt (as defined below) in respect of sale and leaseback transactions involving Principal Properties, would not exceed 15% of the Consolidated Net Assets (as defined below) of AES. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of such restriction, indebtedness secured by (a) property of any Subsidiary of AES, (b) liens on property of, or on any shares of stock or debt of, any corporation existing at the time such corporation becomes a Subsidiary,
(c) liens in favor of AES or any Subsidiary, (d) liens in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments, (e) liens on property, shares of stock or debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money mortgages and construction cost mortgages existing at or incurred within 180 days of the time of acquisition thereof, (f) liens existing on the first date on which any Senior Notes issued under the Indenture are authenticated by the Trustee, (g) liens under one or more credit facilities for indebtedness in an aggregate principal amount not to exceed $900 million at any time outstanding, (h) liens incurred in connection with pollution control, industrial revenue or similar financings, and (i) any extension, renewal or replacement of any debt secured by any liens referred to in the foregoing clauses (a) through (h), inclusive. As of the date of this prospectus supplement, AES does not own or lease any Principal Property.

    The term "Principal Property" means any building, structure or other facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing, research, warehousing or distribution owned or leased by AES and having a net book value in excess of 2% of Consolidated Net Assets, other than any such building, structure or other facility or portion thereof which is a pollution control facility financed by state or local governmental obligations or which the principal executive officer, president and principal financial officer of AES determine in good faith is not of material importance to the total business conducted or assets owned by AES and its Subsidiaries as an entirety.

    The term "Consolidated Net Assets" means the aggregate amount of assets (less reserves and other deductible items) after deducting current liabilities, as shown on the consolidated balance sheet of AES and its Subsidiaries contained in the latest annual report to the stockholders of AES and prepared in accordance with generally accepted accounting principles.

    The term "Attributable Debt" means the present value (discounted at the rate
of    % per year compounded monthly) of the obligations for rental payments required to be paid during the remaining term of any lease of more than 12 months.

    "Subsidiary" means, with respect to any person, any corporation, association or other business entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such person.

    RESTRICTIONS ON SALES AND LEASEBACKS. AES may not enter into any sale and leaseback transaction involving any Principal Property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 180 days prior thereto, unless (a) AES could incur a lien on such property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Senior Notes or (b) AES, within 180 days after the sale or transfer by AES, applies to the retirement of its funded debt (defined as indebtedness for borrowed money having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount thereof) an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property sold and leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so sold and leased (subject to credits for certain voluntary retirements of funded debt) as determined by the Board of Directors of AES.

EVENTS OF DEFAULT

    In addition to the Events of Default set forth in the accompanying prospectus, an Event of Default will occur with respect to the Senior Notes if an event of default, as defined in any indenture or instrument evidencing or under which AES has at the date of the Indenture or shall thereafter have outstanding any indebtedness, shall happen and be continuing and either
(a) such default results from the failure to pay the principal of such indebtedness in excess of $50 million at final maturity of such indebtedness or
(b) as a result of such default the maturity of such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled within 60 days and the principal amount of such indebtedness, together with the principal amount of any other indebtedness of AES in default, or the maturity of which has been accelerated, aggregates $50 million or more; provided that the Trustee shall not be charged with knowledge of any such default unless written notice thereof shall have been given to the Trustee by AES, by the holder or an agent of the holder of any such indebtedness, by the trustee then acting under any indenture or other instrument under which such default shall have occurred, or by the holders of not less than 25% in the aggregate principal amount of the Senior Notes at the time outstanding; and provided further that if such default shall be remedied or cured by AES or waived by the holder of such indebtedness, then the Event of Default under the Indenture by reason thereof shall be deemed likewise to have been remedied, cured or waived without further action on the part of the Trustee, any holder of Senior Notes or any other person.

FORM, DENOMINATION AND REGISTRATION

    The Senior Notes will be issued in fully registered form, without coupons, in denominations of $1,000 in principal amount and integral multiples thereof. The Senior Notes will be evidenced by one or more global securities

(each, a "Global Senior Note"). The Global Senior Notes will be deposited with or on behalf of The Depository Trust Company ("DTC") or its nominee. Except as set forth in the accompanying prospectus, the Global Senior Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. See "Description of Debt Securities--Book-Entry Systems" in the accompanying prospectus.

PAYMENTS OF PRINCIPAL AND INTEREST; TRANSFER OR EXCHANGE

    The Indenture will require that payments in respect of the Senior Notes (including principal, premium, if any, and interest) held of record by DTC or its nominee be made in same day funds. Payments in respect of the Senior Notes held of record by holders other than DTC or its nominee may, at the option of AES, be made by check and mailed to such holders of record as shown on the register for the Senior Notes. The Senior Notes may be surrendered for transfer or exchange at the office of the Trustee in New York, New York.

GOVERNING LAW

    The Indenture and Senior Notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflict of laws principles.

INFORMATION CONCERNING THE TRUSTEE

    AES and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

OTHER PROVISIONS

    See the accompanying prospectus for a description of certain additional provisions of the Indenture, including Events of Default thereunder and provisions for amendments and modifications thereof.

                              DESCRIPTION OF ROARS

    The ROARS will be issued under an indenture, dated as of December 8, 1998,
as supplemented by a supplemental indenture, dated as of June   , 2001, each
between AES and Bank One, National Association (formerly known as The First National Bank of Chicago), the trustee (the "Trustee") (collectively referred to in this section as the "Indenture"). The following summary of the terms of the ROARS and certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions in the Indenture of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. A copy of the Indenture is available for inspection at the office of the Trustee.

    As used in this Section, the term "AES" means The AES Corporation, and does not include any of its subsidiaries.

    The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that senior debt securities may be issued thereunder from time to time in one or more series. The ROARS constitute a separate series under the Indenture.

GENERAL

    The ROARS will initially be limited to $250,000,000 aggregate principal amount. However, additional ROARS may be issued under the Indenture from time to time as part of this series of ROARS. The ROARS are scheduled to mature on
June   , 2013, but such maturity date may be adjusted to a date which shall be no later than the tenth anniversary of the Fixed Rate Remarketing Date (as
defined below), which shall not be later than June    , 2014. We may be required
to redeem, the ROARS before that maturity date as described in "Mandatory Redemption" below. We may also redeem all of the ROARS on any Remarketing Date, as described in "Optional Redemption" and some or all of the ROARS at any time after the Fixed Rate Remarketing Date as described in "Post-Remarketing Optional Redemption" below. The ROARS may also be purchased by the Remarketing Dealer as described in "Mandatory Tender" below.

    The ROARS are not entitled to any sinking fund.

    The ROARS will initially be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiple of $1,000 as described under "Settlement," "Form, Denomination and Registration," and "Description of Debt Securities--Book-Entry Systems" in the accompanying prospectus. We will issue global securities in denominations that together equal the total principal amount of the outstanding ROARS.

    If any interest, principal or other payment date of the ROARS (including any payment date in connection with the mandatory tender or any mandatory or optional redemption as described below) that then accrue interest at a fixed rate does not fall on a Business Day (as defined below), a payment otherwise payable on that day will be made on the next succeeding Business Day. It will have the same effect as if made on the actual payment date, and no interest will accrue for the period from and after such payment date. In the case of any such payment with respect to the ROARS that then accrue interest at a floating rate, interest will accrue from such originally scheduled payment date to but excluding such next succeeding Business Day (except in the case of an interest payment at maturity, in which case no interest will accrue from and after the maturity date).

    "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

    "London Business Day" means any day on which dealings in U.S. dollars are transacted in the London Inter-Bank Market.

    We have agreed with the Remarketing Dealer that we will not cause or permit the terms or provisions of the ROARS (or the related supplemental indenture) to be modified in any way, and may not make open market or other purchases of the ROARS prior to the first Remarketing Date, without the prior written consent of the Remarketing Dealer.

INTEREST AND INTEREST PAYMENT DATES

    The ROARS will bear interest at     % per year, from their date of issuance
to, but excluding, June   , 2003. We will pay interest during this period
semiannually on June   and December   , beginning on December   , 2001.

    "Remarketing Date(s)" means June   , 2003, assuming the Remarketing Dealer
has elected to purchase the ROARS and we have not elected to exercise our Floating Period Option (as defined in "Floating Rate Period" below) or, if we
have elected to exercise our Floating Period Option, each of June   , 2003 and
the Floating Period Termination Date (as defined in "Floating Rate Period" below).

    Unless we have chosen to redeem or are required to redeem the ROARS, we will pay interest on the ROARS, accruing from the Fixed Rate Remarketing Date (as defined below), semiannually on each day that is a six-month anniversary of such date. Interest on the ROARS from the Fixed Rate Remarketing Date will be computed on the basis of a 360-day year consisting of twelve 30-day months.

    Interest on the ROARS accruing during any Floating Rate Reset Period (as defined in "Floating Rate Period" below) will be payable on the next following Reference Rate Reset Date and on the Floating Period Termination Date. Interest on the ROARS during the Floating Rate Period (as defined in "Floating Rate Period" below) will be computed on the basis of the actual number of days in such Floating Rate Reset Period over a 360-day year.

    Interest payable on any interest payment date will be payable to the persons in whose names the ROARS are registered at the close of business on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related interest payment date.

    "Fixed Rate Remarketing Date" means June   , 2003, assuming the Remarketing
Dealer has elected to purchase the ROARS and we have not elected to exercise our Floating Period Option, or the subsequent Remarketing Date on which the Floating Period Termination Date occurs in the event that we have elected to exercise our Floating Period Option.

    Interest payments will be in the amount of interest accrued from and including the next preceding interest payment date (or from and including the date of issuance if no interest has been paid or duly provided with respect to the ROARS) to but excluding, the relevant interest payment date, Remarketing Date or the maturity date, as the case may be.

INTEREST RATE TO MATURITY

    If the Remarketing Dealer elects to purchase the ROARS on the first Remarketing Date, then by 3:30 p.m., New York City time, on the third Business Day immediately preceding such Remarketing Date (the "Floating Rate Spread Determination Date" or the "Fixed Rate Determination Date," depending on the following election, and each, a "Determination Date"), the Remarketing Dealer will determine either (a) the Floating Rate Spread (as defined in "Floating Rate Period" below) in the case where we have elected to exercise our Floating Period Option or (b) the Interest Rate to Maturity (as defined below) to the nearest one hundredth of one percent per year, unless we have chosen to redeem, or are required to redeem, the ROARS. Each Floating Period Interest Rate (as defined in "Floating Rate Period" below) will equal the sum of the Reference Rate (as defined in "Floating Rate Period" below) and the Floating Rate Spread (as defined in "Floating Rate Period" below). The Interest Rate to Maturity will be
equal to the sum of     % (the "Base Rate") and the Applicable Spread (as
defined below), which will be based on the Dollar Price (as defined below) of the ROARS. The Floating Period Interest Rate, the Interest Rate to Maturity and the Dollar Price for the ROARS as announced by the Remarketing Dealer, absent manifest error, will be binding and conclusive upon the beneficial owners, us and the Trustee.

    For this purpose, the following terms have the following meanings:

    "Applicable Spread" means the lowest Fixed Rate Bid, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate for the ROARS, obtained by the Remarketing Dealer by 3:30 p.m., New York City time, on the Fixed Rate Determination Date, from the Fixed Rate Bids quoted to the Remarketing Dealer by up to five Reference Corporate Dealers.

    A "Fixed Rate Bid" means an irrevocable offer to purchase the aggregate outstanding principal amount of the ROARS at the Dollar Price, but assuming:

    (1) a settlement date that is the Fixed Rate Remarketing Date applicable to such ROARS, without accrued interest;

    (2) a maturity date that is the tenth anniversary of the Fixed Rate Remarketing Date or as adjusted pursuant to "--Maturity Date Adjustment" below; and

    (3) a stated annual interest rate equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer.

    "Comparable Treasury Issues" for the ROARS means the U.S. Treasury security or securities selected by the Remarketing Dealer, as of the first Determination Date, as having an actual or interpolated maturity or maturities comparable to the remaining term of the ROARS being purchased by the Remarketing Dealer.

    "Comparable Treasury Price" means, with respect to the first Remarketing
Date:

    (1) the offer prices for the Comparable Treasury Issues (expressed, in each case, as a percentage of its principal amount) at 12:00 noon, New York City time, on the first Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace "Telerate Page 500") or

    (2) if such page (or any successor page) is not displayed or does not contain such offer prices on such Determination Date, the average of up to five Reference Treasury Dealer Quotations for such Determination Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

    "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets (or such other page as may replace "Telerate Page 500" on such service) or such other service displaying the offer prices for the Comparable Treasury Issues, as may replace Dow Jones Markets.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer, by 3:30 p.m., New York City time, on the first Determination Date.

    "Dollar Price" means, with respect to the ROARS, (1) the principal amount of the ROARS, plus (2) the premium equal to the excess, if any, of (A) the present value, as of the first Remarketing Date, of the Remaining Scheduled Payments for such ROARS, discounted to the first Remarketing Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, over (B) the principal amount of the ROARS.

    "Fixed Rate Determination Date" means the third Business Day prior to the Fixed Rate Remarketing Date.

    "Reference Corporate Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which shall be selected by us. We will advise the Remarketing Dealer of our selection of Reference Corporate Dealers no later than five Business Days prior to the Fixed Rate Remarketing Date.

    "Reference Treasury Dealer" means each of up to five primary U.S. government securities dealers (each, a "Primary Treasury Dealer") to be selected by us, and their respective successors; PROVIDED that if any of the foregoing ceases to be, and has no affiliate that is, a Primary Treasury Dealer, we will substitute for it another Primary Treasury Dealer.

    "Remaining Scheduled Payments" means the remaining scheduled payments of the principal and interest on the ROARS, calculated at the Base Rate, that would be
due from but excluding the first Remarketing Date to and including June   ,
2013; PROVIDED that if such Remarketing Date is not an interest payment date, the amount of the next succeeding scheduled interest payment, calculated at the Base Rate, will be reduced by the amount of interest accrued, calculated at the Base Rate only, to the first Remarketing Date.

    "Treasury Rate", with respect to the first Remarketing Date, means the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues, assuming a price for the Comparable Treasury Issues (expressed as a percentage of their principal amounts) equal to the Comparable Treasury Price for such Remarketing Date.

NOTIFICATION OF INTEREST RATE TO MATURITY

    If the Remarketing Dealer elects to purchase the ROARS, the Remarketing Dealer will notify us, the Trustee and DTC by telephone, confirmed in writing (which may include facsimile or other electronic transmission), by 4:00 p.m., New York City time, on the Fixed Rate Determination Date of the Interest Rate to Maturity effective from and including the Fixed Rate Remarketing Date.

MATURITY DATE ADJUSTMENT

    We may, at our option, elect to modify the maturity date of the ROARS by designating a date which is an anniversary of the Fixed Rate Remarketing Date but is not later than the tenth anniversary of such Fixed Rate Remarketing Date,
which shall not be later than June   , 2014. Notice of such designation must be
given no later than the fourth Business Day prior to the Fixed Rate Remarketing Date.

FLOATING RATE PERIOD

    Following the Remarketing Dealer's election to purchase the ROARS in connection with the first Remarketing Date, but prior to 4:00 p.m. on the fourth Business Day immediately preceding the first Remarketing Date (the "Floating Period Notification Date"), we may elect to exercise our Floating Period Option. If we do, the ROARS will bear interest at a floating rate equal to the Floating
Period Interest Rate until the earlier of June   , 2004, or such date which
otherwise would be the Reference Rate Reset Date immediately following the date on which we elect to terminate such Floating Rate Period (the "Floating Rate Period Termination Notification Date," such Floating Rate Period Termination Notification Date to be at least four Business Days prior to such Reference Rate Reset Date). The last day of such period, which shall not be later than
June   , 2004, is called the "Floating Period Termination Date". In the event that we exercise our Floating Period Option, the maturity date of the ROARS may be adjusted to a date which shall be no later than the tenth anniversary of the
Fixed Rate Remarketing Date, which shall not be later than June   , 2014.

    The amount of interest payable for each day that the ROARS are outstanding during the Floating Rate Period will be calculated by dividing the Floating Period Interest Rate in effect for such day by 360 and multiplying the result by the Dollar Price. The amount of interest payable for any Floating Rate Reset Period (as defined below) will be calculated by adding the interest payable for each day in the Floating Rate Reset Period.

    For this purpose, the following terms have the following meanings:

    "Floating Period Interest Rate" means the sum of the Reference Rate and the Floating Rate Spread.

    "Floating Period Option" means our right, on any date subsequent to the Remarketing Dealer's election to purchase the ROARS in connection with the first Remarketing Date but prior to the fourth Business Day immediately preceding the first Remarketing Date, to require the Remarketing Dealer to remarket the ROARS at the Floating Period Interest Rate.

    "Floating Rate Period" means the period from and including the Floating Rate Remarketing Date to but excluding the Floating Period Termination Date.

    "Floating Rate Remarketing Date" means June   , 2003 in the event we have
elected to exercise our Floating Period Option.

    "Floating Rate Reset Period" means the period from and including the first Reference Rate Reset Date to but excluding the next following Reference Rate Reset Date and thereafter, the period from and including a Reference Rate Reset Date to but excluding the next following Reference Rate Reset Date; PROVIDED that the final Floating Rate Reset Period will run to but exclude the Floating Period Termination Date.

    "Floating Rate Spread" means the lowest Floating Rate Bid expressed as a spread (in the form of a percentage or in basis points) above the Reference Rate for the ROARS obtained by the Remarketing Dealer by 3:30 p.m., New York City time, on the Floating Rate Spread Determination Date, from the Floating Rate Bids quoted to the Remarketing Dealer by up to five Reference Money Market Dealers.

    A "Floating Rate Bid" means an irrevocable offer to purchase the aggregate outstanding principal amount of the ROARS at the Dollar Price, but assuming:

    (1) a settlement date that is the Floating Rate Remarketing Date, without accrued interest;

    (2) a maturity date equal to the Floating Period Termination Date;

    (3) a stated annual interest rate equal to the Reference Rate plus the spread bid by the applicable Reference Money Market Dealer;

    (4) that the ROARS are callable by the Remarketing Dealer at the Dollar Price on the Floating Period Termination Date; and

    (5) that we will redeem the ROARS at the Dollar Price on the Floating Period Termination Date, if not purchased by the Remarketing Dealer.

    "Floating Rate Spread Determination Date" means the third Business Day prior to the Floating Rate Remarketing Date.

    "Reference Money Market Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which we shall select, who are also leading dealers in money market instruments. We will advise the Remarketing Dealer of our selection of Reference Money Market Dealers no later than five Business Days prior to the Floating Rate Remarketing Date.

    "Reference Rate" means:

    (1) The rate for each Floating Rate Reset Period which will be the rate for deposits in U.S. dollars for a period of one month which appears on the Telerate Page 3750 (or any successor page) as of 11:00 a.m., London time, on the applicable Reference Rate Determination Date.

    (2) If no rate appears on Telerate Page 3750 on the Reference Rate Determination Date, the Remarketing Dealer will request the principal London offices of four major reference banks in the London Inter-Bank Market, to provide the Remarketing Dealer, in the case of each such bank, with its offered quotation for deposits in U.S. dollars for the period of one month, commencing on the first day of the Floating Rate Reset Period, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on that Reference Rate Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then the Reference Rate will be the average of those quotations. If fewer than two quotations are provided, then the Reference Rate will be the average (rounded, if necessary, to the nearest one hundredth of a percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the Reference Rate Determination Date by three major banks in New York City selected by the Remarketing Dealer for loans in U.S. dollars to leading European banks, having a one-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks selected by the Remarketing Dealer are not providing quotations in the manner described in this paragraph, the rate for the Floating Rate Reset Period following the Reference Rate Determination Date will be the rate in effect on that Reference Rate Determination Date.

    "Reference Rate Determination Date" will be the second London Business Day preceding each Reference Rate Reset Date.

    "Reference Rate Reset Date" means June   , 2003 and the    day of each month
thereafter until, but excluding, the Floating Period Termination Date, or if such date does not fall on a Business Day, then the next succeeding Business Day.

MANDATORY TENDER

    On a Business Day not earlier than 20 Business Days prior to the first Remarketing Date, and not later than 4:00 p.m., New York City time, on the 15th Business Day prior to such Remarketing Date, the Remarketing Dealer will notify us and the Trustee as to whether it elects to purchase the ROARS for remarketing on such Remarketing Date (the "Notification Date").

    If the Remarketing Dealer elects to purchase the ROARS for remarketing on the first Remarketing Date, and upon the subsequent Remarketing Date, such ROARS will be subject to mandatory tender, and will be deemed tendered, to the Remarketing Dealer for purchase and remarketing on such Remarketing Date, in accordance with the terms and subject to the conditions described in this prospectus supplement.

    The ROARS will be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity, unless we have elected to exercise our Floating Period Option or have chosen to redeem or are required to redeem the ROARS on the applicable Remarketing Date. If we elect to exercise our Floating Period Option, the ROARS will bear interest at the Floating Period Interest Rate until the Floating Period Termination Date, at which time the ROARS will be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity unless we have chosen to redeem or are required to redeem the ROARS.

    The purchase price of such tendered ROARS will be equal to 100% of the aggregate principal amount thereof on the first Remarketing Date, or the Dollar Price on the subsequent Remarketing Date.

    If the Remarketing Dealer elects to purchase the ROARS for remarketing, then on the first Remarketing Date the Remarketing Dealer will sell the aggregate principal amount of the ROARS at the Dollar Price to the Reference Corporate Dealer if we do not exercise our Floating Period Option, or to the Reference Money Market Dealer if we do exercise our Floating Period Option, providing the lowest Fixed or Floating Rate Bid, as applicable. If the lowest applicable Bid is submitted by two or more of the applicable Reference Dealers, the Remarketing Dealer will sell such ROARS to one or more of such Reference Dealers, as it will determine in its sole discretion.

    At the subsequent Remarketing Date for the ROARS following the Remarketing Dealer's purchase of the ROARS, the Remarketing Dealer will then sell the aggregate principal amount of the ROARS at the Dollar Price to the Reference Corporate Dealer providing the lowest Fixed Rate Bid. If the lowest Fixed Rate Bid is submitted by two or more of the Reference Corporate Dealers, the Remarketing Dealer may sell the ROARS to one or more of such Reference Corporate Dealers, as it will determine in its sole discretion.

    If the Remarketing Dealer elects to purchase the ROARS, the obligation of the Remarketing Dealer to purchase the ROARS on any Remarketing Date is subject to certain conditions set forth in the Remarketing Agreement.

    If for any reason the Remarketing Dealer does not purchase the ROARS on any Remarketing Date, we will be required to redeem the ROARS at a price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest, if any, if such Remarketing Date is the first Remarketing Date, or at the Dollar Price, plus accrued and unpaid interest, if any, on the subsequent Remarketing Date.

MANDATORY REDEMPTION

    We will be required to redeem the ROARS in whole on the applicable Remarketing Date at a price equal to 100% of the aggregate principal amount of the ROARS, if such Remarketing Date is the first Remarketing Date, or at the Dollar Price on the subsequent Remarketing Date, plus in each case, accrued and unpaid interest, if any, to the applicable Remarketing Date, in the event that:

    (1) the Remarketing Dealer for any reason does not elect, by notice to us and the Trustee not later than the Notification Date to remarket the ROARS, to purchase the ROARS for remarketing on such Remarketing Date;

    (2) prior to any Remarketing Date, the Remarketing Dealer resigns and no successor has been appointed on or before the applicable Determination Date;

    (3) at any time after the Remarketing Dealer elects on the Notification Date to remarket the ROARS, the Remarketing Dealer elects to terminate the Remarketing Agreement in accordance with its terms;

    (4) the Remarketing Dealer for any reason does not notify us of the Floating Rate Spread or of the Interest Rate to Maturity by 4:00 p.m., New York City time, on the applicable Determination Date;

    (5) the Remarketing Dealer for any reason does not deliver the purchase price of the ROARS to the Trustee in same day funds not later than 12:00 noon, New York City time, on such Remarketing Date, or does not purchase all tendered ROARS on such Remarketing Date; or

    (6) we for any reason fail to redeem the ROARS from the Remarketing Dealer following our election to effect such optional redemption.

OPTIONAL REDEMPTION

    If the Remarketing Dealer elects to purchase the ROARS, we will notify the Remarketing Dealer and the Trustee, not later than 4:00 p.m., New York City time, on the Business Day immediately preceding any Determination Date, if we irrevocably elect to exercise our right to redeem the ROARS in whole either on the first Remarketing Date or on the Floating Period Termination Date immediately following such Determination Date; provided however in the event that fewer than three Reference Corporate Dealers submit timely, firm, committed bids for all outstanding ROARS to the Remarketing Dealer on the relevant Determination Date, we will give such notice immediately after the deadline set by the Remarketing Dealer for receiving such bids has passed and we have been notified of the results.

    If we exercise our right to redeem the ROARS, we will redeem the ROARS in whole on the first Remarketing Date or the subsequent Remarketing Date at the Dollar Price, in each case, plus all accrued and unpaid interest, if any, to such Remarketing Date. No notice of such redemption will be provided to holders of the ROARS. In any case, we will make payment to each beneficial owner of the ROARS by book-entry through DTC. Other than as set forth above, we will have no option to redeem the ROARS prior to the Fixed Rate Remarketing Date.

POST-REMARKETING OPTIONAL REDEMPTION

    After the Fixed Rate Remarketing Date, the ROARS are subject to redemption upon not less than 30 nor more than 60 days' notice by mail, at any time, as whole or in part, at our election, at a price equal to the sum of (i) 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date plus (ii) the Make-Whole Amount, if any.

    The term "Make-Whole Amount" shall mean, in connection with any optional redemption of any ROARS, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such prepayment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the Business Day preceding the date of such redemption) from the respective dates on which such principal and interest would have been payable if such payment had not been made, over (ii) the aggregate principal amount of the ROARS being redeemed.

    The term "Reinvestment Rate" shall mean 0.50% (one-half of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the maturity of the principal being prepaid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

    The term "Statistical Release" shall mean the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by us.

SETTLEMENT

    In the event that the ROARS are purchased by the Remarketing Dealer, the Remarketing Dealer will pay to the Trustee, in same day funds not later than 12:00 noon, New York City time, on the first Remarketing Date, an amount equal to 100% of the aggregate principal amount of the ROARS or on the subsequent Remarketing Date, an amount equal to the Dollar Price.

    On any such Remarketing Date, the Remarketing Dealer will cause the Trustee to make payment of the purchase price for such tendered ROARS that have been purchased for remarketing by the Remarketing Dealer to DTC for payment to the DTC participant of each tendering beneficial owner of ROARS. This payment will be made against delivery through DTC of such beneficial owner's ROARS by book-entry through DTC by the close of business on such Remarketing Date.

    The purchase price of such tendered ROARS will be equal to 100% of the aggregate principal amount thereof, on the first Remarketing Date and the Dollar Price, on the subsequent Remarketing Date. We will make, or cause the Trustee to make, payment of interest to DTC for payment to each beneficial owner of ROARS, due on a Remarketing Date by book-entry through DTC, by the close of business on such Remarketing Date.

    The transactions described above will be executed on the applicable Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective participants will be debited and credited, and the ROARS delivered by book-entry as necessary to effect the purchases and sales thereof.

    Settlement for the ROARS will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the ROARS in book-entry form will be made in immediately available funds. The ROARS will trade in DTC's Same-Day Funds Settlement System until the maturity date, Remarketing

Date or the post-remarketing redemption date, as the case may be, or until the ROARS are issued in definitive form. Secondary market trading activity in the ROARS will be required by DTC to settle in immediately available funds.

    The tender and settlement procedures described above, including the provisions for payment to selling beneficial owners of tendered ROARS, or for payment by the purchasers of ROARS, in a remarketing, may be modified to the extent required by DTC or, if the book-entry system is no longer available for the ROARS at the time of a remarketing, to the extent required to facilitate the tendering and remarketing of ROARS in certificated form. In addition, the Remarketing Dealer may modify the settlement procedures set forth above in order to facilitate the settlement process.

    As long as DTC or its nominee holds a certificate representing the ROARS in the book-entry system of DTC, no certificates for such ROARS will be delivered to any beneficial owner. In addition, under the terms of the ROARS and the Remarketing Agreement, we have agreed that (1) we will use our reasonable best efforts to maintain the ROARS in book-entry form with DTC or any successor thereto, and to appoint a successor depositary to the extent necessary to maintain the ROARS in book-entry form and (2) we will waive any discretionary right we otherwise have under the Indenture to cause the ROARS to be issued in certificated form.

REMARKETING DEALER

    On or prior to the date of original issuance of the ROARS, we will enter into a Remarketing Agreement with the Remarketing Dealer. The Remarketing Dealer will not receive any fees or reimbursement of expenses from us in connection with the remarketing, except under certain circumstances. The aggregate amount paid to us for the purchase of the ROARS will include an amount paid by the Remarketing Dealer for its right to remarket the ROARS.

    We will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act, arising out of or in connection with its duties under the Remarketing Agreement.

    If the Remarketing Dealer elects to purchase the ROARS for remarketing, the obligation of the Remarketing Dealer to purchase the ROARS will be subject to certain conditions set forth in the Remarketing Agreement. In addition, upon the occurrence of certain events after the Remarketing Dealer elects to purchase the ROARS for remarketing, the Remarketing Dealer will have the right to terminate the Remarketing Agreement or terminate its obligation to purchase the ROARS, or, until 3:30 p.m., New York City time, on the Business Day immediately preceding the applicable Remarketing Date, to redetermine the applicable interest rate.

    No beneficial owner of the ROARS will have any rights or claims under the Remarketing Agreement or against us or the Remarketing Dealer, as a result of the Remarketing Dealer not purchasing the ROARS.

    The Remarketing Agreement will provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective ten Business Days after the delivery to us and the Trustee of notice of such resignation. In such case, we have no obligation to appoint a successor Remarketing Dealer. After it purchases the ROARS, the Remarketing Dealer may exercise any vote or join in any action that any beneficial owner of ROARS may be entitled to exercise, or take, as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may engage in or have an interest in any financial or other transaction with us, as freely as if it did not act in any capacity under the Remarketing Agreement.

    As long as the Remarketing Agreement is in effect, we will not acquire any of the ROARS prior to any Remarketing Date, without the prior written consent of the Remarketing Dealer.

    On or after the first Remarketing Date or termination of the Remarketing Agreement prior thereto, we may at any time purchase any

ROARS at any price in the open market or otherwise. The ROARS so purchased by us may, at our discretion, be held, resold or surrendered to the Trustee for cancellation.

RECENT ACCOUNTING DEVELOPMENTS

    For purposes of financial accounting and reporting for publicly held companies, the Securities and Exchange Commission may require prospective investors to separately account for the Remarketing Dealer's option to purchase and to remarket the ROARS on the first Remarketing Date. Persons considering investing in the ROARS, who are required to file financial reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, should consult their own accounting advisors concerning potential reporting requirements.

CERTAIN COVENANTS OF AES

    RESTRICTIONS ON SECURED DEBT. If AES shall incur, issue, assume or guarantee any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness, secured by a mortgage, pledge or other lien on any Principal Property (as defined below) or any capital stock or indebtedness held directly by AES of any Subsidiary of AES, AES shall secure the Senior Notes equally and ratably with (or prior to) such indebtedness, so long as such indebtedness shall be so secured, unless after giving effect thereto the aggregate amount of all such indebtedness so secured, together with all Attributable Debt (as defined below) in respect of sale and leaseback transactions involving Principal Properties, would not exceed 15% of the Consolidated Net Assets (as defined below) of AES. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of such restriction, indebtedness secured by (a) property of any Subsidiary of AES, (b) liens on property of, or on any shares of stock or debt of, any corporation existing at the time such corporation becomes a Subsidiary,
(c) liens in favor of AES or any Subsidiary, (d) liens in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments, (e) liens on property, shares of stock or debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money mortgages and construction cost mortgages existing at or incurred within 180 days of the time of acquisition thereof, (f) liens existing on the first date on which any Senior Notes issued under the Indenture are authenticated by the Trustee, (g) liens under one or more credit facilities for indebtedness in an aggregate principal amount not to exceed $900 million at any time outstanding, (h) liens incurred in connection with pollution control, industrial revenue or similar financings, and (i) any extension, renewal or replacement of any debt secured by any liens referred to in the foregoing clauses (a) through (h), inclusive. As of the date of this prospectus supplement, AES does not own or lease any Principal Property.

    The term "Principal Property" means any building, structure or other facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing, research, warehousing or distribution owned or leased by AES and having a net book value in excess of 2% of Consolidated Net Assets, other than any such building, structure or other facility or portion thereof which is a pollution control facility financed by state or local governmental obligations or which the principal executive officer, president and principal financial officer of AES determine in good faith is not of material importance to the total business conducted or assets owned by AES and its Subsidiaries as an entirety.

    The term "Consolidated Net Assets" means the aggregate amount of assets (less reserves and other deductible items) after deducting current liabilities, as shown on the consolidated balance sheet of AES and its Subsidiaries contained in the latest annual report to the stockholders of AES and prepared in accordance with generally accepted accounting principles.

    The term "Attributable Debt" means the present value (discounted at the rate
of     % per year compounded monthly) of the obligations for rental payments required to be
paid during the remaining term of any lease of more than 12 months.

    "Subsidiary" means, with respect to any person, any corporation, association or other business entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such person.

    RESTRICTIONS ON SALES AND LEASEBACKS. AES may not enter into any sale and leaseback transaction involving any Principal Property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 180 days prior thereto, unless (a) AES could incur a lien on such property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the ROARS or
(b) AES, within 180 days after the sale or transfer by AES, applies to the retirement of its funded debt (defined as indebtedness for borrowed money having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount thereof) an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property sold and leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so sold and leased (subject to credits for certain voluntary retirements of funded debt) as determined by the Board of Directors of AES.

EVENTS OF DEFAULT

    In addition to the Events of Default set forth in the accompanying Prospectus, an Event of Default will occur with respect to the ROARS if an event of default, as defined in any indenture or instrument evidencing or under which AES has at the date of the Indenture or shall thereafter have outstanding any indebtedness, shall happen and be continuing and either (a) such default results from the failure to pay the principal of such indebtedness in excess of $50 million at final maturity of such indebtedness or (b) as a result of such default the maturity of such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled within 60 days and the principal amount of such indebtedness, together with the principal amount of any other indebtedness of AES in default, or the maturity of which has been accelerated, aggregates
$50 million or more; provided that the Trustee shall not be charged with knowledge of any such default unless written notice thereof shall have been given to the Trustee by AES, by the holder or an agent of the holder of any such indebtedness, by the trustee then acting under any indenture or other instrument under which such default shall have occurred, or by the holders of not less than 25% in the aggregate principal amount of the ROARS at the time outstanding; and provided further that if such default shall be remedied or cured by AES or waived by the holder of such indebtedness, then the Event of Default under the Indenture by reason thereof shall be deemed likewise to have been remedied, cured or waived without further action on the part of the Trustee, any holder of ROARS or any other person.

RANKING

    The ROARS will be our direct, unsecured and unsubordinated obligations. The ROARS will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated debt. At March 31, 2001, we had outstanding approximately $3,263,250,000 of unsecured and unsubordinated indebtedness and no secured indebtedness. Our Indenture contains no restrictions on the amount of additional indebtedness that we may issue under it.

FORM, DENOMINATION AND REGISTRATION

    The ROARS will be evidenced by one or more global securities (each, a "Global ROARS"). The Global ROARS will be deposited with, or on behalf of, DTC or its nominee. Except as set forth in the accompanying prospectus, the Global ROARS may be transferred, in whole or in part, only to DTC, another nominee of DTC or to a successor of DTC or its nominee. See "Settlement" and "Description of Debt Securities--Book-Entry Systems" in the accompanying prospectus.

GOVERNING LAW

    The Indenture and the ROARS will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflict of laws principles.

OTHER PROVISIONS

    See the accompanying prospectus for a description of certain additional provisions of the Indenture, including Events of Default thereunder and provisions for amendments and modifications thereof.

INFORMATION CONCERNING THE TRUSTEE

    AES and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

                      CERTAIN UNITED STATES FEDERAL INCOME
                               TAX CONSIDERATIONS

    The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Senior Notes and the ROARS (together, the "Notes") is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This summary deals only with Senior Notes and ROARS that are (i) purchased by initial Holders at the public offering prices as set forth on the cover page hereof (which amounts are assumed for purposes of this discussion to be the "issue price" for United States federal income tax purposes of the Senior Notes and the ROARS, respectively); and (ii) held as "capital assets" (as defined in the Code). It does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding Notes as a hedge against currency risk or as a position in a "straddle" or conversion transaction, or persons whose functional currency is not the U.S. dollar. This discussion does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or entities.

    PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

    As used herein, the term "U.S. Holder" means a beneficial owner of a Note that, for United States federal income tax purposes, is (i) a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision thereof; or
(3) an estate or trust the income of which is subject to United States federal income tax regardless of its source. The term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

EXPECTED TAX CHARACTERIZATION OF THE ROARS

    Although there are no cases or rulings with respect to instruments with terms similar to those of the ROARS, and the matter is not free from doubt, Shearman & Sterling, special tax counsel to AES, has advised us that the ROARS should be treated as fixed rate debt instruments that mature on the first Remarketing Date. By purchasing the ROARS and pursuant to the indenture, a Holder agrees (in the absence of an administrative determination or judicial ruling to the contrary) to follow such treatment for United States federal income tax purposes. No ruling on any of the issues relating to the ROARS will be sought from the IRS. The IRS could assert a different characterization, including the alternative characterization set forth below. Unless otherwise stated, the remainder of this summary assumes that this treatment will be respected.

TAX TREATMENT OF U.S. HOLDERS

    Interest on the Notes will constitute "qualified stated interest" and generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received, in accordance with the U.S. Holder's regular method of tax accounting.

    Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest, which will be treated as such) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note. Except as provided below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Note is held by the U.S. Holder for more than one year on the date of disposition.

POSSIBLE ALTERNATIVE TAX TREATMENT OF U.S. HOLDERS OF THE ROARS

    As noted above, there can be no assurance that the IRS will agree with our treatment of the ROARS, and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the ROARS as maturing on their stated maturity date and as having contingent interest taxed under Treasury regulations governing debt instruments that provide for contingent payments. Under these regulations, the amount treated as taxable interest to Holders in each accounting period would be a hypothetical amount based upon our current borrowing costs for comparable, noncontingent debt instruments and a U.S. Holder might be required to include interest in income in excess of actual cash payments received for certain taxable years. In addition, if the ROARS were treated as contingent payment obligations, any gain upon their sale or exchange (including a sale pursuant to the mandatory tender on the first Remarketing Date) would be treated as ordinary income, any loss would be ordinary to the extent of the U.S. Holder's prior ordinary income inclusions with respect to the ROARS, and the balance would be treated as capital loss. It is also possible that the IRS may treat U.S. Holders of ROARS as having issued call options to the Remarketing Dealer in exchange for specified consideration (in which case the issue price of the ROARS would be increased by an equal amount), and U.S. Holders may be required to determine gain or loss with respect to the ROARS and the call options separately. Such treatment could affect the timing and character of recognition of income or loss in respect of the ROARS and the call options.

TAX TREATMENT OF NON-U.S. HOLDERS

    A non-U.S. Holder generally will not be subject to United States federal income or withholding taxes on payments of principal or interest on a Note, unless such non-U.S. Holder (i) actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote;
(ii) is a controlled foreign corporation related to us through stock ownership; or (iii) is a bank receiving certain types of interest. To qualify for exemption from withholding, a non-U.S. Holder must provide a statement (generally on IRS Form W-8BEN), signed by the beneficial owner of the Note under penalties of perjury, that certifies that the owner is not a U.S. person and provides the name and address of the beneficial owner.

    Any gain or income realized by non-U.S. Holders upon the sale, exchange, retirement or other disposition of a Note generally will not be subject to United States federal income tax unless (i) the gain or income is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States; or (ii) in the case of a non-U.S. Holder who is an individual, the individual is present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition, and certain other conditions are met.

    A non-U.S. Holder that is engaged in a trade or business in the United States will generally be taxed in the same manner as a U.S. Holder on payments on, or gain from the sale, exchange, retirement or other disposition of, a Note if such payments or gain are effectively connected with the conduct of such U.S. trade or business. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year attributable to such effectively connected income, subject to certain adjustments.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Backup withholding at a rate of 31% may apply to payments made in respect of a Note to registered owners who are not "exempt recipients" and who fail to provide certain identifying information in the required manner. Generally, individuals are not exempt recipients, but corporations and certain other entities are. Payments made in respect of a Note to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for non-U.S. Holders.

    Upon the sale of a Note to or through a U.S. office of a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient; or
(ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder and certain other conditions are met. Such a sale must also be reported by the broker to the IRS unless either (i) the broker determines that the seller is an exempt recipient; or (ii) the seller certifies its non-U.S. status and certain other conditions are met. Certification of the registered owner's non-U.S. status normally would be made on an IRS form (generally
Form W-8BEN) under penalties of perjury.

    Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement
dated May   , 2001, among us and the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of Senior Notes and ROARS set forth opposite its name.

                                                               PRINCIPAL      PRINCIPAL
                                                               AMOUNT OF      AMOUNT OF
UNDERWRITER                                                   SENIOR NOTES      ROARS
-----------                                                   ------------   ------------
Banc of America Securities LLC..............................  $              $
Credit Suisse First Boston Corporation......................
Lehman Brothers Inc.........................................
Salomon Smith Barney Inc ...................................
ABN AMRO Incorporated.......................................
                                                              ------------   ------------
                                                              $350,000,000   $250,000,000
                                                              ============   ============

    The underwriting agreement provides that the several obligations of the underwriters to purchase the Senior Notes and the ROARS included in this offering are subject to approval of a number of legal matters by counsel and to some other conditions. The underwriters are obligated to purchase all of the the Senior Notes or the ROARS, as applicable, if they purchase any of the Senior Notes or the ROARS, as applicable.

    The underwriters propose to offer the Senior Notes and the ROARS to the public at the respective public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a
concession not in excess of    % of the principal amount of the Senior Notes and
   % of the principal amount of the ROARS. The underwriters may allow, and such
dealers may reallow, a discount not in excess of    % of the principal amount of
the Senior Notes and    % of the principal amount of the ROARS on sales to
certain other dealers. After the initial offering of the Senior Notes and the ROARS to the public, the public offering prices and such concessions may be changed by the underwriters.

    We have agreed that, without the prior written consent of Banc of America Securities LLC acting on behalf of the other underwriters, we will not offer, sell or otherwise dispose of any debt securities in the United States issued or guaranteed by us (other than the Senior Notes and the ROARS), or publicly announce an intention to effect any such transaction, prior to the closing of this offering.

    The Senior Notes and the ROARS are new issues of securities with no established trading market. We do not intend to apply for listing of the Senior Notes or the ROARS on any securities exchange or for quotation through any inter-dealer quotation system. We have been advised by the underwriters that they intend to make a market in the Senior Notes and the ROARS as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Senior Notes or the ROARS, and any market making may be discontinued at any time without notice. No assurances can be given as to the liquidity of, or trading market for, the Senior Notes or the ROARS.

    In connection with the offering, certain underwriters and their affiliates may purchase and sell the Senior Notes and the ROARS in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Senior Notes or the ROARS in excess of the principal amount of the Senior Notes or the ROARS to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involves purchases of the Senior Notes or the ROARS in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Senior Notes or the ROARS made for the purpose of preventing or retarding a decline in the market price of the

Senior Notes or the ROARS, as applicable, while the offering is in progress.

    The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when they, in covering syndicate short positions or making stabilizing purchases, repurchase the Senior Notes or the ROARS originally sold by that syndicate member.

    Any of these activities may cause the price of the Senior Notes or the ROARS to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

    We estimate that our total expenses of this offering will be $         .

    The Remarketing Dealer will pay to us       % of the aggregate principal
amount of the ROARS as consideration for the right to repurchase the ROARS at 100% of their aggregate principal amount on the first Remarketing Date.

    If the Remarketing Dealer purchases the ROARS on the first Remarketing Date and subsequently offers the ROARS for resale, the resale of the ROARS may have to be registered with the Securities and Exchange Commission under the Securities Act, if an exemption from registration is not available. If the resale of the ROARS has to be registered, we have agreed to pay the expenses incident to such a registration.

    The underwriters and their respective affiliates may have performed certain investment banking or commercial banking transactions on our behalf from time to time for which they have received customary fees and expenses. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services on our behalf in the ordinary course of their business.

    Affiliates of the underwriters are lenders under our revolving credit agreement, a portion of which is expected to be temporarily repaid out of a portion of the proceeds of this offering.

    Because it is expected that more than 10% of the net proceeds of this offering may be paid to affiliates of the underwriters, the offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"). The rules of the NASD provide that no NASD member shall participate in such an offering unless the yield at which a debt issue is to be distributed to the public is established by a "qualified independent underwriter" meeting certain standards in accordance with the NASD's rules ("QIU"). In accordance with this
requirement,       has assumed the       responsibilities of acting as QIU and
has recommended a minimum yield to maturity for each of the Senior Notes and the ROARS in compliance with the requirements of the NASD's rules. In connection
with the offering,       has performed due diligence investigations and reviewed
and participated in the preparation of this prospectus supplement.       will
receive a fee of $      as compensation for its services as QIU.

    AES has agreed to indemnify the underwriters and the QIU against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters and the QIU may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

The validity of the Senior Notes and the ROARS offered hereby and certain matters relating thereto will be passed upon for us by Davis Polk & Wardwell, New York, New York, and by Shearman & Sterling, special tax counsel to AES. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

See "Experts" in the accompanying prospectus.

PROSPECTUS

                                 $4,000,000,000

                                     [LOGO]

                              THE AES CORPORATION
                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS
                                    WARRANTS

                                   ---------

    We will offer debt securities, preferred stock, depositary shares, common stock, stock purchase contracts, stock purchase units or warrants from time to time. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                                 --------------

    OUR COMMON STOCK TRADES ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL
"AES".

                                 --------------

    INVESTING IN THESE SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                 --------------

    These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                  THE DATE OF THIS PROSPECTUS IS MAY 26, 2000.

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                            ------------------------

                                          PAGE
                                        --------
About This Prospectus.................      2
Risk Factors..........................      3
Where You Can Find More Information...     10
Incorporation of Documents by
  Reference...........................     10
Special Note on Forward-Looking
  Statements..........................     11
Use of Proceeds.......................     11
Ratio of Earnings to Fixed Charges....     12
The Company...........................     12

                                          PAGE
                                        --------

Description of Capital Stock..........     12
Description of Debt Securities........     18
Description of Stock Purchase
  Contracts and Stock Purchase
  Units...............................     28
Description of Securities Warrants....     29
Plan of Distribution..................     30
Legal Matters.........................     31
Experts...............................     31

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $4,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                                  RISK FACTORS

    PURCHASERS OF THE SECURITIES SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY. OWNERSHIP OF THE SECURITIES INVOLVES CERTAIN RISKS. THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AES AND ITS BUSINESS BEFORE PURCHASING THE SECURITIES OFFERED BY THIS PROSPECTUS.

    OUR HIGH DEGREE OF LEVERAGE COULD AFFECT OUR ABILITY TO FULFILL OUR OBLIGATIONS UNDER OUR SECURITIES. We had approximately $13,715 million of outstanding indebtedness at March 31, 2000. As a result, we might be significantly limited in our ability to meet our debt service obligations, to finance the acquisition, development or completion of additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of March 31, 2000, we had a consolidated ratio of total debt to total book capitalization (including current debt) of approximately 72%.

    HOLDERS OF OUR DEBT SECURITIES WILL BE SUBORDINATED TO MANY OF OUR OTHER CREDITORS. The Senior Subordinated Debt Securities will be subordinated to all Senior Debt, including, but not limited to, the amounts outstanding under our current $850 million revolving credit facility. The Junior Subordinated Debt Securities will be subordinated to all of our Senior and Senior Subordinated Debt, including, but not limited to, the amounts outstanding under our current $850 million revolving credit facility. As of March 31, 2000, we had approximately $1,581 million in aggregate principal amount of Senior Debt (which includes $346 million of letters of credit) and $2,656 million in aggregate principal amount of Senior and Senior Subordinated Debt.

    Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings, the holders of Senior Debt will be entitled to receive payment in full of all amounts due under all Senior Debt before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the Senior Subordinated Debt Securities; holders of Senior and Senior Subordinated Debt will be entitled to receive payment in full of all amounts due under all Senior and Senior Subordinated Debt before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the Junior Subordinated Debt Securities.

    No payments in respect of the Senior Subordinated Debt Securities or Junior Subordinated Debt Securities may be made

    - if a default has occurred and is continuing in a payment under the Senior Debt or Senior and Senior Subordinated Debt, respectively, or

    - during certain periods when an event of default under certain Senior Debt or Senior and Senior Subordinated Debt, respectively, permits the respective lenders thereunder to accelerate the maturity thereof.

    See "Description of Debt Securities--Subordination of Senior Subordinated Debt Securities" and "Description of Debt Securities--Subordination of Junior Subordinated Debt Securities."

    The Debt Securities will be effectively subordinated to the indebtedness and other obligations (including trade payables) of our subsidiaries. At March 31, 2000, the indebtedness and obligations of our subsidiaries aggregated approximately $13,335 million. Our ability to pay principal of, premium, if any, and interest on the Debt Securities will be dependent upon the receipt of funds from our subsidiaries by way of dividends, fees, interest, loans or otherwise. Most of our subsidiaries with interests in power generation facilities currently are obligated, pursuant to loan agreements or indentures, to satisfy certain restricted payment covenants before they may make distributions to us. Moreover, unless otherwise provided in the prospectus supplement, the Indentures for the Debt Securities will permit our subsidiaries to maintain or add to such restrictions. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on or principal of the Debt Securities. Any right we have to receive any assets of any of our subsidiaries upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings (and the consequent right of the holders of the Debt Securities to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's creditors (including trade creditors and holders of debt issued by such subsidiary).

    WE DO A SIGNIFICANT AMOUNT OF OUR BUSINESS OUTSIDE THE UNITED STATES WHICH PRESENTS SIGNIFICANT RISKS. Our involvement in the development of new businesses and the acquisition of existing plants in locations outside the United States is increasing and a large portion of our current development and acquisition activities are for projects and plants outside the United States.

    The financing, development and operation of projects outside the United States entail significant political and financial uncertainties (including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, regulation of the electricity business, currency inconvertibility, tax law, political instability, civil unrest, and expropriation) and other credit quality, liquidity or structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or operated, which we may not be capable of fully insuring or hedging against. The ability to obtain financing on a commercially acceptable non-recourse basis in developing nations has become more difficult. Even when such non-recourse financing is available, lenders may require us to make higher equity investments than historically have been the case. In addition, financing in countries with less than investment grade sovereign credit ratings may also require substantial participation by multilateral financing agencies. There can be no assurance that such financing can be obtained when needed.

    The uncertainty of the legal environment in certain countries in which we are or in the future may be developing, constructing or operating could make it more difficult for us to enforce our respective rights under agreements relating to such businesses. In addition, the laws and regulations of certain countries may limit our ability to hold a majority interest in some of the businesses that we may develop or acquire. International businesses we own may, in certain cases, be expropriated by applicable governments. Although we may have legal recourse in enforcing our rights under agreements and recovering damages for breaches thereof, there can be no assurance that any such legal proceedings will be successful or resolved in a timely manner.

    GLOBAL COMPETITION IS INCREASING AND COULD ADVERSELY AFFECT US. The global power production market is characterized by numerous strong and capable competitors, many of whom may have extensive and diversified developmental or operating experience (including both domestic and international experience) and financial resources similar to or greater than ours. Further, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining power sales agreements and acquiring existing power generation assets. In certain markets, these factors have caused reductions in prices contained in new power sales agreements and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding practices. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where we sell or intend to sell power. There can be no assurance that the foregoing competitive factors will not have a material adverse effect on us.

    DEVELOPMENT UNCERTAINTIES. The majority of the projects that we develop are large and complex and the completion of any such project is subject to substantial risks. Development can require us to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which we may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation of satisfactory engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation and satisfactory completion of construction. There can be no assurance that we will be able to obtain new power sales contracts, overcome local opposition, if any, obtain the necessary site agreements, fuel supply and ash disposal agreements, construction contracts, steam sales contracts, licenses and certifications, environmental and other permits and financing commitments necessary for the successful development of our projects. There can be no assurance that development efforts on any particular project, or our efforts generally, will be successful. If these development efforts are not successful, we may abandon a project under development. At the time of abandonment, we would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities. Our future growth is dependent, in part, upon the demand for significant amounts of additional electrical generating capacity and our ability to obtain contracts to supply portions of this capacity. Any material unremedied delay in, or unsatisfactory completion of, construction of our projects could, under certain circumstances, have an adverse effect on our ability to meet our obligations, including the payment of principal of, premium, if any, and interest on Debt Securities. We may also be faced with certain development uncertainties arising out of doing business outside of the United States. See "--We do a significant amount of our business outside the United States which presents significant risks."

    OUR ACQUISITIONS MAY NOT PERFORM AS EXPECTED. We have achieved a majority of our growth through acquisitions and expect that we will continue to grow, in part, through acquisitions. Although each of the acquired businesses had a significant operating history at the time we acquired them, we have a limited history of owning and operating many of these businesses. In addition, most of these businesses were government owned and some were operated as part of a larger integrated utility prior to their acquisition. There can be no assurances that we will be successful in transitioning these to private ownership, that such businesses will perform as expected or that the returns from such businesses will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.

    WE MAY NOT BE ABLE TO RAISE SUFFICIENT CAPITAL TO FUND ACQUISITIONS AND GREENFIELD PROJECTS OR REFINANCE EXISTING DEBT. Each of our projects under development and those independent power facilities we have committed to acquire or may seek to acquire may require substantial capital investment. Continued access to capital with acceptable terms is necessary to assure the success of future projects and acquisitions, and may be necessary to refinance certain existing debt. We have utilized project financing loans to fund the capital expenditures associated with constructing and acquiring our electric power plants and related assets to the extent possible. Project financing borrowings have been substantially non-recourse to our other subsidiaries and affiliates and to us as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. We intend to continue to seek, where possible, such non-recourse project financing. However, depending on market conditions and the unique characteristics of individual projects, such financing may not be available or our traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

    Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, we have sought and will continue to seek, in such locations, direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, we may determine that sufficient financing will ultimately not be available to fund the related project. In addition, we are frequently required to provide more sponsor equity for projects that sell their electricity into the merchant market than for projects that sell their electricity under long term contracts.

    In addition to the project financing loans, if available, we provide a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction, or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from borrowings under our short-term credit facilities and issuances of senior notes, senior subordinated notes, convertible debentures, convertible trust preferred securities and common stock.

    Our ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, rating agency ratings, investor confidence, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, we may decide not to build new plants or acquire existing facilities. While a decision not to build new plants or acquire existing facilities would not affect the results of operations of our currently operating facilities or facilities under construction, such a decision would affect our future growth.

    THE PERFORMANCE OF OUR GENERATION BUSINESS IS DEPENDENT TO A LARGE DEGREE ON CERTAIN OF OUR LARGER PROJECTS AND THEIR CUSTOMERS. The nature of most of our generation plants (based on revenues) is such that each facility generally relies on one power sales contract with a single customer for the majority, if not all, of its revenues over the life of the power sales contract. The prolonged failure of any significant customer to fulfill its contractual obligations could have a substantial negative impact on these revenues. We have sought to reduce this risk in part by entering into power sales contracts with utilities or other customers of strong credit quality and by locating our plants in different geographic areas in order to mitigate the effects of regional economic downturns.

    OUR REVENUES ARE BECOMING LESS PREDICTABLE. Our business primarily consists of businesses with long-term contracts or retail concessions, and we expect the contract-based portfolio to be an effective hedge against future energy and electricity market price risks. However, an increasing proportion of our current and expected future revenues are derived from businesses without significant long-term revenue contracts. Our increasing reliance on non-contract businesses could cause our results of operations to become more volatile.

    OUR DISTRIBUTION BUSINESSES ARE SUBJECT TO GREATER REGULATORY SCRUTINY THAN OUR GENERATION BUSINESS. Our distribution businesses face increased regulatory and political scrutiny in the normal conduct of their operations. This scrutiny may adversely impact our results of operations, to the extent that such scrutiny or pressure prevents us from reducing losses as quickly as we planned or denies us a rate increase called for by our concession agreements. In general, these businesses have lower margins and are more dependent on regulation to ensure expected annual rate increases for inflation and increased power costs, among other things. There can be no assurance that these rate reviews will be granted, or occur in a timely manner.

    WE ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION. Our generation business in the United States is subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended, commonly referred to as PURPA, and the Public Utility Holding Company Act, as amended, commonly referred to as PUHCA. PURPA provides to qualifying facilities, commonly referred to as QFs, certain exemptions from substantial federal and state legislation, including regulation as public utilities. PUHCA regulates public utility holding companies and their subsidiaries. It is necessary for us to obtain approval under PUHCA in order to maintain majority ownership in our domestic power plants that are QFs. Currently a material portion of our domestic revenues are received from QFs. Moreover, all of our domestic non-QF plants are Exempt Wholesale Generators, commonly referred to as EWGs. An EWG is a facility that has been authorized by the U.S. Federal Energy Regulatory Commission, commonly referred to as the FERC, to sell wholesale power at market-based rates. We enjoy exemptions under PUHCA related to our foreign utility acquisitions and holdings. We cannot ensure that we will be able to maintain appropriate PUHCA exemptions for all of our businesses. If we decide to acquire another U.S. utility or utility assets, we may be required to divest either all or part of CILCORP or take other steps resulting in a loss of control or as may be required by the Securities and Exchange Commission. We believe that, upon the occurrence of an event that would threaten the QF status of one of our domestic plants, we would be able to react in a manner that would avoid the loss of QF status (such as by replacing the steam customer). In the event we were unable to avoid the loss of such status for one of our plants, to avoid public utility holding company status, we could apply to the FERC to obtain status as an EWG, or could restructure the ownership of the project subsidiary. EWGs, however, are subject to broader regulation by FERC and may be subject to state public utility commissions regulation regarding non-rate matters. In addition, any restructuring of a project subsidiary could result in, among other things, a reduced financial interest in such subsidiary, which could result in a gain or loss on the sale of the interest in such subsidiary, the removal of such subsidiary from our consolidated income tax group or our consolidated financial statements, or an increase or decrease in our results of operations.

    PENDING ELECTRIC UTILITY INDUSTRY RESTRUCTURING PROPOSALS COULD HAVE AN ADVERSE EFFECT ON US. Several states have passed legislation that allows electricity customers to choose their electricity supplier in a competitive electricity market (so-called "retail access" or "customer choice" laws), and all but two of the remaining states are considering such legislation. In addition to state restructuring legislation, some members of Congress have proposed new Federal legislation to encourage customer choice and recovery of stranded assets. Several bills have been submitted to Congress on electricity restructuring. In anticipation of restructuring legislation, many U.S. utilities are seeking ways to lower their costs in order to become more competitive. These include the costs that utilities are required to pay under QF contracts. Many utilities are therefore seeking ways to lower these contract prices by renegotiating the contracts, or in some cases by litigation. In 1999, we renegotiated contracts for two of our QFs--Thames (a partial prepayment) and Placerita (a complete buyout). The Thames transaction has been approved by the Connecticut Department of Public Utilities Commission.

    The FERC and many state utility commissions are currently studying a number of proposals to restructure the electric utility industry in the United States. Such restructuring would permit utility customers to choose their utility supplier in a competitive electric energy market. The FERC issued a final rule in April 1996 which requires utilities to offer wholesale customers and suppliers open access on utility transmission lines, on a comparable basis to the utilities' own use of the lines. The final rule is subject to rehearing and may become the subject of court litigation. Many utilities have already filed "open access" tariffs.

The utilities contend that they should recover from departing customers their fixed costs that will be "stranded" by the ability of their wholesale customers (and perhaps eventually, their retail customers) to choose new electric power suppliers. The FERC final rule endorses the recovery of legitimate and verifiable "stranded costs." These may include the costs utilities are required to pay under many QF contracts which the utilities view as excessive when compared with current market prices. Many utilities are therefore seeking ways to lower these contract prices or rescind the contracts altogether, out of concern that their shareholders will be required to bear all or part of such "stranded" costs. Some utilities have engaged in litigation against QFs to achieve these ends.

    In addition, future United States electric rates may be deregulated in a restructured United States electric utility industry and increased competition may result in lower rates and less profit margin for United States electricity sellers. Falling electricity prices, the introduction of commodity markets for electricity and uncertainty as to the future structure of the industry has rendered the long-term power purchase contracts obsolete. As a result, in the generation business we are increasingly dependent upon prices for electricity determined in electricity spot markets. Such prices can be very volatile and the effect on us of this volatility cannot be predicted.

    The United States Congress is considering proposed legislation which would repeal PURPA entirely, or at least repeal the obligation of utilities to purchase from QFs. There is strong support for grandfathering existing QF contracts if such legislation is passed, and also support for requiring utilities to conduct competitive bidding for new electric generation if the PURPA purchase obligation is eliminated. Various bills have also proposed repeal of PUHCA. Repeal of PUHCA would allow power generators and vertically integrated utilities to acquire retail utilities in the United States that are geographically widespread, as opposed to the current limitations of PUHCA which require that retail electric systems be capable of physical interconnection. In addition, registered holding companies would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. In the event that PUHCA is repealed, competition would likely increase. Repeal of PURPA and/or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition, and deregulate most electric rates. The effect of any such repeal cannot be predicted, although any such repeal could have a material adverse effect on us.

    FROM TIME TO TIME WE ARE SUBJECT TO MATERIAL LITIGATION AND REGULATORY PROCEEDINGS. From time to time, we and our affiliates are parties to litigation and regulatory proceedings. Investors should review the descriptions of such matters contained in our Annual, Quarterly and Current Reports filed with the Securities and Exchange Commission and incorporated by reference herein. There can be no assurances that the outcome of such matters will not have a material adverse effect on our consolidated financial position.

    OUR BUSINESS IS SUBJECT TO STRINGENT ENVIRONMENTAL REGULATIONS. Our activities are subject to stringent environmental regulation by federal, state, local and foreign governmental authorities. These regulations generally involve effluents into the water, emissions into the air, the use of water, wetlands preservation, waste disposal, endangered species, and noise regulation, among others. Congress and other foreign governmental authorities also may consider proposals to restrict or tax certain emissions. These proposals, if adopted, could impose additional costs on the operation of our power plants. There can be no assurance that we would be able to recover all or any increased costs from our customers or that our business, financial condition or results of operations would not be materially and adversely affected by future changes in domestic or foreign environmental laws and regulations. We have made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on our financial condition or results of operations.

    OUR DIRECTORS AND OFFICERS HAVE SIGNIFICANT OWNERSHIP INTERESTS IN US AND CAN EXERT SIGNIFICANT INFLUENCE OR CONTROL OVER MATTERS REQUIRING STOCKHOLDER APPROVAL. As of February 4, 2000 our two founders, Roger W. Sant and Dennis W. Bakke, and their immediate families together owned beneficially approximately 18.4% of our outstanding Common Stock. As a result of their ownership interests, Messrs. Sant and Bakke may be able to significantly influence or exert control over our affairs, including the election of our directors. As of February 4, 2000, all of our officers and directors and their immediate families together owned beneficially approximately 24.9% of our outstanding Common Stock. To the extent that they decide to vote together, these stockholders would be able to significantly influence or control the election of our directors, our management and policies and any action requiring stockholder approval, including significant corporate transactions.

    OUR ADHERENCE TO OUR "SHARED PRINCIPLES" COULD HAVE AN ADVERSE IMPACT ON OUR RESULTS OF OPERATIONS. A core part of our corporate culture is a commitment to "shared principles": to act with integrity, to be fair, to have fun and to be socially responsible. We seek to adhere to these principles not as a means to achieve economic success, but because adherence is a worthwhile goal in and of itself. However, if we perceive a conflict between these principles and profits, we will try to adhere to our principles--even though doing so might result in diminished or foregone opportunities or financial benefits.

    SHARES ELIGIBLE FOR FUTURE SALE. From time to time, our subsidiaries incur indebtedness that is secured by a pledge of shares of our common stock held by that subsidiary. The sale of a substantial number of such shares in the public market upon any foreclosure or otherwise could have an adverse effect on the market price of our common stock.

    RISK OF FRAUDULENT TRANSFER. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be applied by a court on behalf of any unpaid creditor or a representative of our creditors in a lawsuit to subordinate or avoid Debt Securities in favor of our other existing or future creditors. Under applicable provisions of the U.S. Bankruptcy code or comparable provisions of state fraudulent transfer or conveyance laws, if we at the time of issuance of Debt Securities,

    - incurred such indebtedness with intent to hinder, delay or defraud any of our present or future creditors or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or

    - received less than reasonably equivalent value or fair consideration for issuing Debt Securities and we:

      - were insolvent,

      - were rendered insolvent by reason of the issuance of the Debt
        Securities,

      - were engaged or about to engage in business or a transaction for which our remaining assets constitute unreasonably small capital to carry on our business, or

      - intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature,

    then, in each case, a court of competent jurisdiction could void, in whole or in part, the Debt Securities.

    Among other things, a legal challenge of the Debt Securities on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of our issuance of the Debt Securities.

    The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, we would be considered insolvent if the sum of our debts, including contingent liabilities, were greater than all of our assets at fair valuation or if the present fair market value of our assets were less than the amount that would be required to pay the probable liability on our existing debts, including contingent liabilities, as they become absolute and mature. There can be no assurance that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the holders of the Debt Securities.

    Management believes that, for purposes of all such insolvency, bankruptcy and fraudulent transfer or conveyance laws, the Debt Securities are being incurred without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, and that we, after the issuance of the Debt Securities, will be solvent, will have sufficient capital for carrying on our business and will be able to pay our debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with management's view.

    THERE IS NO PRIOR PUBLIC MARKET FOR MANY OF THE SECURITIES THAT MAY BE OFFERED PURSUANT TO THIS PROSPECTUS--AS A RESULT THERE COULD BE SIGNIFICANT PRICE VOLATILITY FOR SUCH SECURITIES. Prior to the offering, there has been no public market for many of the securities that may be offered pursuant to this prospectus. There can be no assurance that an active trading market for any of such securities will develop or be sustained. If such a market were to develop, such securities could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission You may read and copy any document that we file at the public reference rooms of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site at http://www.sec.gov, from where you can access our filings.

    This prospectus constitutes part of a Registration Statement on Form S-3 filed with the Securities and Exchange Commission under the Securities Act of 1933 (the "Securities Act"). It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information on AES and the securities offered hereby. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Securities and Exchange Commission is not necessarily complete, and in each instance reference is made to the copy of the document filed.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. In particular, our annual filing on Form 10-K will supersede all previously filed annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

    (a) Annual Report on Form 10-K for the year ended December 31, 1999;

    (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

    (c) Current Reports on Form 8-K filed on May 8, 2000 and May 12, 2000.

    You may request a copy of these filings at no cost, by writing or telephoning the office of William R. Luraschi, Vice President and Secretary, The AES Corporation, 1001 North 19th Street, Arlington, Virginia, telephone number
(703) 522-1315.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions related to AES, including those set forth under "Risk Factors" in this prospectus and those set forth under the caption "Cautionary Statements and Risk Factors" in our annual report on Form 10-K, which is incorporated by reference in this prospectus.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

    Unless otherwise indicated in a prospectus supplement, proceeds from the sale of the securities will be used by us for general corporate purposes and may be temporarily invested in short-term securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our ratio of earnings to fixed charges is as follows:

                                                                                                                 THREE MONTHS
                                                                                                                    ENDED
                                                                        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                          ----------------------------------------------------   ------------
                                                            1995       1996       1997       1998       1999         2000
                                                          --------   --------   --------   --------   --------   ------------
Ratio of earnings to fixed charges......................    2.20       1.88       1.46       1.65       1.50         2.08

    For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus depreciation of previously capitalized interest, plus fixed charges, less capitalized interest, less excess of earnings over dividends of less-than-fifty-percent-owned companies, less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges, less preference security dividend requirements of a consolidated subsidiary. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and capitalized expenses, preference security dividend requirements of a consolidated subsidiary, and that portion of rental expense which we believe to be representative of an interest factor.

    During the period from January 1, 1995 until March 31, 2000, no shares of preferred stock were issued or outstanding, and during that period we did not pay any preferred stock dividends.

                                  THE COMPANY

    We are a global power company committed to serving the world's needs for electricity in a socially responsible way. Our electricity "generation" business consists of sales to wholesale customers (generally electric utilities, regional electric companies or wholesale commodity markets known as "power pools") for further resale to end-users. We also sell electricity directly to end-users such as commercial, industrial, governmental and residential customers through our "distribution" business.

    Sales within our generation business are made under long-term contracts from power plants owned by our subsidiaries and affiliates, as well as directly into power pools. We own new plants constructed for such purposes ("greenfield" plants) as well as older power plants acquired through competitively bid privatization initiatives or negotiated acquisitions.

    Electricity sales by our distribution businesses, including affiliates, are generally made pursuant of the provisions of long-term electricity sale concessions granted by the appropriate governmental authorities. In certain cases, these distribution companies are "integrated", in that they also own electric power plants for the purpose of generating a portion of the electricity they sell.

                          DESCRIPTION OF CAPITAL STOCK

    Under our certificate of incorporation (the "Certificate of Incorporation"), we are authorized to issue 1,200,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, no par value.

    The following summary contains a description of certain general terms of the common stock and the preferred stock to which any prospectus supplement may relate. Certain terms of any series of preferred stock offered by a prospectus supplement will be described in the prospectus supplement relating thereto. If indicated in the prospectus supplement, the terms of any series may differ from the terms set forth below. The description of certain provisions of the common stock and the preferred stock is subject to and qualified by reference to the provisions of our certificate of incorporation, and, in the case of the preferred stock, to the certificate of designation (the "Certificate of Designation") relating to each particular series of preferred stock which will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

COMMON STOCK

    As of May 1, 2000, there were 207,770,572 shares of common stock outstanding.

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available to pay dividends. If we liquidate our business, the holders of common stock are entitled to share ratably in all assets after we pay our liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and any shares of common stock in respect of which this prospectus is being delivered will be fully paid and non-assessable.

    The transfer agent for our common stock is EquiServe.

PRICE RANGE OF AES COMMON STOCK AND COMMON STOCK DIVIDENDS

    Our common stock began trading on the New York Stock Exchange on October 16, 1996 under the symbol "AES." The following table sets forth for the periods indicated the intra-day high and low sale prices for the common stock as reported on the Composite Tape. In April 2000, we announced a two-for-one stock split, in the form of a stock dividend, for holders of record on May 1, 2000 of our common stock, par value $.01 per share, which is payable on June 1, 2000. The prices set forth below do not reflect adjustment for such stock split.

                                HIGH       LOW
                              --------   --------
1998
  First Quarter.............   $54.31     $39.38
  Second Quarter............    58.00      45.63
  Third Quarter.............    55.38      23.00
  Fourth Quarter............    47.38      32.00

1999
  First Quarter.............   $49.25     $32.81
  Second Quarter............    59.75      36.75
  Third Quarter.............    66.69      53.06
  Fourth Quarter............    76.38      50.44

2000
  First Quarter.............   $89.44     $68.50
  Second Quarter (through
    May 25, 2000)...........    92.50      71.13

    No cash dividends have been paid on common stock since December 22, 1993 in order to provide capital for our equity investments in projects.

    Our ability to declare and pay dividends is dependent, among other things, on

    - the ability of our project subsidiaries to declare and pay dividends and otherwise distribute cash to us;

    - our ability to service our parent company debt and

    - our ability to meet certain criteria for paying dividends under our corporate credit facility and under existing indentures of our debt securities.

    The ability of our subsidiaries to declare and pay dividends and otherwise distribute cash to us is subject to certain limitations in the project loans and other documents entered into by our project subsidiaries. These limitations permit the payment of dividends out of current cash flow for quarterly, semi-annual or annual periods only at the end of these periods and only after payment of principal and interest on project loans due at the end of these periods.

    Cash dividend payments on common stock are limited to a certain percentage of cash flow under our corporate credit agreement. The indentures relating to our existing senior subordinated notes preclude the payment of cash dividends if:

    - at the time of a payment of cash dividends or after giving effect thereto an event of default occurred;

    - an event that would become an event of default occurred and is continuing;

    - certain fixed charge coverage ratios are not met or

    - if the payment of dividends, together with other restricted payments, would exceed certain limits.

PREFERRED STOCK

    As of May 1, 2000, there were no shares of Preferred Stock outstanding.

    Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series, without any further action by the stockholders. Preferred stock, if issued, will not be entitled to any preemptive or similar rights. The prospectus supplement will describe the terms of any preferred stock being offered, including:

    - the specific designation, number of shares, seniority and purchase price;

    - any liquidation preference per share;

    - any date of maturity;

    - any redemption, repayment or sinking fund provisions;

    - any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined);

    - any voting rights;

    - if other than the currency of the United States, the currency or currencies including composite currencies in which such preferred stock is denominated and/or in which payments will or may be payable;

    - the method by which amounts in respect of such preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

    - whether such preferred stock is convertible or exchangeable and, if so, the securities or rights into which such preferred stock is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected including conversion or exchange prices or rates, the conversion or exchange period and any other related provisions;

    - the place or places where dividends and other payments on the preferred stock will be payable; and

    - any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

    All shares of preferred stock offered hereby, or issuable upon conversion, exchange or exercise of securities, will, when issued, be fully paid and non-assessable. Any shares of preferred stock that are issued would have priority over the common stock with respect to dividend or liquidation rights or both.

    The transfer agent for each series of preferred stock will be described in the applicable prospectus supplement.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND
BY-LAWS

    Our Certificate of Incorporation and By-Laws contain several provisions that may make the acquisition of control of the AES through a tender offer, open market purchases, a proxy fight or otherwise more difficult. Below is a description of certain of these provisions in the Certificate of Incorporation and By-Laws.

    SPECIAL MEETINGS OF STOCKHOLDERS. Our By-Laws provide that, unless otherwise prescribed by law, special meetings of stockholders may be called by a resolution adopted by a majority of the entire board of directors, by the chairman of the board of directors or by the president. Only business as specified in the notice of stockholders of the special meeting shall be considered.

    STOCKHOLDER NOMINATION OF DIRECTORS. Our By-Laws contain a procedure for stockholder nomination of directors. The By-Laws provide that any record owner of stock entitled to be voted generally in the election of directors may nominate one or more persons for election as a director at a stockholders meeting only if written notice is given to our secretary of the intent to make a nomination. The notice must be given, with respect to an annual meeting, not later than 90 days in advance of the annual meeting. With respect to a special meeting, the notice must be given not later than the close of business on the seventh day following the earlier of

    - the date on which notice of such special meeting is first given to stockholders and

    - the date on which a public announcement of such meeting is first made.

    Each notice must include:

    - the name and address of each stockholder who intends to appear in person or by proxy to make the nomination and of the person or persons to be nominated;

    - a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made by the stockholder;

    - other information regarding each nominee proposed as would have been included in a proxy statement filed pursuant to Rule 14a-8 under the Exchange Act and

    - the consent of each nominee to serve if elected.

    The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

    The procedure for stockholder nomination of directors described above may have the effect of precluding a nomination for election of directors at a particular meeting if the required procedure is not followed.

    ELIMINATION OF LIABILITY; INDEMNIFICATION. Except as described below, the Certificate of Incorporation eliminates the liability of members of our board of directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. The Certificate of Incorporation also does not release directors of liability under Section 174 of the Delaware General Corporation Law (the "GCL"), which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions if the unlawful conduct is willful or results from negligence.

    Under our By-Laws, and in accordance with Section 145 of the GCL, we shall indemnify to the fullest extent permitted by the GCL any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding. These include civil, criminal, administrative or investigative proceedings by reason of the fact that the person is or was a director or officer of or employed by us, or is or was serving in that capacity or as an agent at the request of us for another entity. Our indemnification covers expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of an action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. We will indemnify persons in a derivative action under the same conditions, except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to us in the performance of his or her duty. Derivative actions are actions by us or in the right of us to procure a judgment in our favor. Agents of ours may be similarly indemnified at the discretion of the board of directors.

    Under Section 145 of the GCL, a similar duty of care is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of a derivative action and then, where the person is adjudged to be liable to us, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which the action was brought determines that the person is fairly and reasonably entitled to the indemnity and only for those expenses as the court deems proper.

    Pursuant to our By-Laws, a person eligible for indemnification may have the expenses incurred in connection with any matter described above paid in advance of a final disposition by us. However, these advances will only be made if the indemnified person undertakes to repay all advanced amounts if it is determined that the person is not entitled to indemnification.

    In addition, under our By-Laws, we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of us or of another corporation against any liability arising out of the person's status as director, officer, employee or agent of us whether or not we would have the power to indemnify such person against such liability under the provisions of our By-Laws. We maintain directors' and officers' insurance.

DEPOSITARY SHARES

    GENERAL. We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the application prospectus supplement) of a share of a particular series of preferred stock.

    The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

    The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement.

The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that will be filed with the Securities and Exchange Commission in connection with the offering of the specific depositary shares.

    Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts which are to be prepared without unreasonable delay. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

    DIVIDENDS AND OTHER DISTRIBUTIONS. The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

    If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

    REDEMPTION OF DEPOSITARY SHARES. If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable redemption fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

    VOTING THE PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

    AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

    CHARGES OF DEPOSITARY. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

    MISCELLANEOUS. The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

    Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

    RESIGNATION AND REMOVAL OF DEPOSITARY. The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities may consist of Senior Debt Securities, Subordinated Debt Securities or Junior Subordinated Debt Securities. The Senior Debt Securities will be issued under an indenture (the "Senior Debt Indenture") between AES, as issuer, and either Bank One, National Association (formerly known as The First National Bank of Chicago) or The Bank of New York, as trustee. The Senior Subordinated Debt Securities will be issued under an indenture (the "Senior Subordinated Debt Indenture") between AES, as issuer, and either Bank One, National Association (formerly known as The First National Bank of Chicago) or The Bank of New York, as trustee. The Junior Subordinated Debt Securities will be issued under an indenture (the "Junior Subordinated Debt Indenture") between AES, as issuer, and either Bank One, National Association (formerly known as The First National Bank of Chicago) or The Bank of New York, as trustee. The Senior Debt Indenture, the Senior Subordinated Debt Indenture and the Junior Subordinated Debt Indenture are collectively referred to herein as the "Indentures."

    The Indentures have been incorporated by reference or included herein as exhibits to the registration statement of which this Prospectus is a part and are also available for inspection at the office of the trustee. The Indentures are subject to and governed by the Trust Indenture Act of 1939 (the "Trust Indenture Act"). Section references contained herein are applicable to each of the Indentures. The following summaries of the Indentures are not complete. Where reference is made to particular provisions of the Indentures, these provisions, including definitions of certain terms, are incorporated by reference. The Indentures are substantially identical except for provisions relating to subordination.

GENERAL

    None of the Indentures limits the amount of debt securities which may be issued thereunder. Each Indenture provides that debt securities issuable thereunder may be issued up to the aggregate principal amount which may be authorized by us from time to time. The prospectus supplement will describe the terms of any debt securities being offered (the "Offered Debt Securities") including:

    - the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities;

    - the date or dates on which the Offered Debt Securities mature;

    - the rate or rates per annum at which the Offered Debt Securities will bear interest and the method of calculating interest rates, if any;

    - the dates on which any interest will be payable and the record dates for any interest payments;

    - any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability provisions;

    - the place where the principal of and interest on the Offered Debt Securities will be payable;

    - if other than denominations of $1,000 or multiples thereof, the denominations in which the Offered Debt Securities will be issuable;

    - whether the Offered Debt Securities will be issued in the form of Global Securities (as defined below) or certificates;

    - additional provisions, if any, relating to the defeasance of the Offered Debt Securities;

    - the currency or currencies, if other than the currency of the United States, in which payment of the principal of and interest on the Offered Debt Securities will be payable;

    - whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

    - any applicable United States federal income tax consequences, including whether and under what circumstances we will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. Person (as defined in each prospectus supplement relating to any particular series of debt securities offered thereby) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem these Offered Debt Securities rather than pay the additional amounts;

    - the dates on which premium, if any, will be payable;

    - our right, if any, to defer payment of interest and the maximum length of any deferral period;

    - any listing on a securities exchange;

    - the initial public offering price and

    - other specific terms, including any additional events of default or covenants provided for with respect to the Offered Debt Securities.

    As described in each prospectus supplement relating to any particular series of debt securities offered thereby, the indenture may contain covenants limiting:

    - the incurrence of debt by us;

    - the incurrence of debt by subsidiaries of us;

    - the making of certain payments by us and our subsidiaries;

    - subsidiary mergers;

    - business activities of us and our subsidiaries;

    - the issuance of preferred stock of subsidiaries;

    - asset dispositions;

    - transactions with affiliates;

    - liens and

    - mergers and consolidations involving AES.

BOOK-ENTRY SYSTEMS

    If so specified in any prospectus supplement relating to debt securities, debt securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

    The Depositary has advised us that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    When a Global Security is issued in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by each Global Security to the participants' accounts. The accounts to be credited will be designated by the underwriters, dealers, or agents, if any. If debt securities are offered and sold directly by us, we will designate the accounts to be credited. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, the participants' records. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary or its nominee is the owner of record of a Global Security, we consider the Depositary or its nominee the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture under which the debt securities are issued. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the debt security represented by the Global Security registered in their names, and will not receive or be entitled to receive physical delivery of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture under which these debt securities are issued. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary. Persons who are not participants must rely on the procedures of the participant through which they own their interest. We understand that under existing industry practices, if we request any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

    Payments of principal, premium, if any, and interest on debt securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or nominee, as the registered owner. None of AES, the trustee or any other agent of us or agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

    We have been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. We expect that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

    A Global Security may not be transferred except as a whole:

    - by the Depositary to a nominee or successor of the Depositary or

    - by a nominee of the Depositary to another nominee of the Depositary.

    A Global Security representing all but not part of an offering of debt securities hereby is exchangeable for debt securities in definitive form of like tenor and terms if:

    - The Depositary notifies us that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary is no longer eligible to be in good standing as a clearing agency registered under the Exchange Act, and we do not appoint a successor depositary within 90 days after we receive notice or become aware of the ineligibility or

    - We in our sole discretion at any time determine not to have all of the debt securities represented in an offering of Offered Debt Securities by a Global Security and notify the trustee thereof.

    A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for debt securities registered in the names and in the authorized denominations as the Depositary for the Global Security shall direct. The debt securities of a series may also be issued in the form of one or more bearer global debt securities (a "Bearer Global Security") that will be deposited with a common depositary for Euroclear and Clearstream, or with a nominee for that depositary identified in the prospectus supplement relating to the series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a Bearer Global Security will be described in the prospectus supplement.

SENIOR DEBT SECURITIES

    The payment of principal, premium, if any, and interest on the Senior Debt Securities will, to the extent and in the manner set forth in the Senior Debt Indenture, rank equally with all unsecured and unsubordinated debt.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

    The payment of principal, premium, if any, and interest on the Senior Subordinated Debt Securities will, to the extent and in the manner set forth in the Senior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash equivalents, of all Senior Debt.

    Upon any payment or distribution of assets to our creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal, premium, if any, or interest on the Senior Subordinated Debt Securities.

    No payments of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by us if a default in any payment with respect to Senior Debt has occurred and is continuing. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior Debt pursuant to which the maturity thereof may be accelerated, no payments of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by us for a period (the "Payment Blockage Period") beginning on the date of delivery of written notice of the holders and ending 179 days thereafter (unless the Payment Blockage Period shall be terminated by written notice to the trustee from the holders of Designated Senior Debt or from an agent of these holders, or the event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Senior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the beginning of any Payment Blockage Period shall be the basis for the beginning of any subsequent Payment Blockage Period by the holders of Designated Senior Debt, unless such event of default shall have been cured or waived for a period of not less than 90 days.

    Due to this subordination, in the event of insolvency, funds that would otherwise be payable to holders will be paid to the holders of Senior Debt to the extent necessary to pay the Senior Debt in full, and we may be unable to meet fully our obligations with respect to the Senior Subordinated Debt Securities.

    "Debt" is defined to mean, with respect to any person at any date of determination (without duplication):

    - all indebtedness for borrowed money;

    - all obligations evidenced by bonds, debentures, notes or other similar instruments;

    - all obligations in respect of letters of credit or bankers' acceptance or other similar instruments (or reimbursement obligations with respect thereto);

    - all obligations to pay the deferred purchase price of property or services, except trade payables;

    - all obligations as lessee under capitalized leases;

    - all Debt of others secured by a lien on any asset of the person, whether or not the Debt is assumed by that person; provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to that Debt is limited to that asset, the amount of that Debt shall be limited to the lesser of the fair market value of the asset or the amount of the Debt;

    - all Debt of others guaranteed by that person to the extent that Debt is guaranteed by such person;

    - all redeemable stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and,

    - to the extent not otherwise included in this definition, all obligations under currency agreements and interest rate agreements.

    "Designated Senior Debt" is defined to mean:

    - Debt under the Credit Agreement dated as of August 2, 1996 (the "Credit

      Agreement") among The AES Corporation, the banks named on the signature pages thereof and the Morgan Guaranty Trust Company of New York, as agent for the banks, as such Credit Agreement has been and may be amended, restated, supplemented or otherwise modified from time to time; and

    - Debt constituting Senior Debt which, at the time of its determination

      - has an aggregate principal amount of at least $30 million; and

      - is specifically designated by us as "Designated Senior Debt."

    "Senior Debt" is defined to mean the principal of, premium, if any, and interest on all of our Debt whether created, incurred or assumed before, on or after the date of the Senior Subordinated Debt Indenture; provided that Senior Debt shall not include:

    - our 8.875% Senior Subordinated Debentures due 2027, 8.50% Senior Subordinated Notes due 2007, 8.375% Senior Subordinated Notes Due 2007 and our 10.25% Senior Subordinated Notes due 2006 which rank equally with the Senior Subordinated Debt Securities;

    - our Debt to any affiliate;

    - Debt of ours that, when incurred, and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse;

    - any other Debt of ours which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Senior Subordinated Debt Securities; and

    - our redeemable stock.

SUBORDINATION OF JUNIOR SUBORDINATED DEBT SECURITIES

    The payment of principal, premium, if any, and interest on the Junior Subordinated Debt Securities will, to the extent and in the manner set forth in the Junior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all our Senior and Subordinated Debt.

    Upon any payment or distribution of assets to our creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings, the holders of all Senior and Subordinated Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal, premium, if any, or interest on the Junior Subordinated Debt Securities.

    No payments of principal, premium, if any, or interest in respect of the Junior Subordinated Debt Securities may be made by us if a default in any payment with respect to Senior and Subordinated Debt has occurred and is continuing. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior and Subordinated Debt pursuant to which the maturity thereof may be accelerated, no payments on account of principal, premium, if any, or interest may be made by us during a Payment Blockage Period in respect of these Junior Subordinated Debt Securities (unless the Payment Blockage Period is terminated by written notice to the trustee from the holders of Designated Senior and Subordinated Debt or from an agent of such holders, or the event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Junior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the beginning of any Payment Blockage Period with respect to the Designated Senior and Subordinated Debt initiating the Payment Blockage Period shall be the basis for the beginning of any subsequent Payment Blockage Period by the holders of such Designated Senior and Subordinated Debt, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

    Due to this subordination, in the event of insolvency, funds that would otherwise be payable to holders of Junior Subordinated Debt Securities will be paid to the holders of Senior and Subordinated Debt to the extent necessary to pay the Debt in full, and we may be unable to meet fully our obligations with respect to the Junior Subordinated Debt Securities.

    "Designated Senior and Subordinated Debt" is defined to mean

    - Debt under the Credit Agreement; and

    - Debt constituting Senior and Subordinated Debt which, at the time of its determination

    - has an aggregate principal amount of at least $30 million; and

    - is specifically designated in the instrument as "Designated Senior and Subordinated Debt" by us.

    "Senior and Subordinated Debt" is defined to mean the principal, premium, if any, and interest on all of our Debt whether created, incurred or assumed before, on or after the date of the Junior Subordinated Debt Indenture; provided that Senior and Subordinated Debt shall not include

    - our Debt to any affiliate;

    - Debt of ours that, when incurred and without respect to any election under
      Section 1111(b) of Title 11, U.S. Code, was without recourse;

    - any other Debt of ours which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Junior Subordinated Debt Securities, and in particular the Junior Subordinated Debt Securities shall rank equally with all other debt securities and guarantees issued to an AES Trust or any other trust, partnership or other entity affiliated with us which is a financing vehicle of ours in connection with an issuance of preferred securities by that financing entity and

    - our redeemable stock.

EVENTS OF DEFAULT

    An Event of Default, as defined in the Indentures and applicable to debt securities issued thereunder, will occur with respect to the debt securities of any series issued under the Indentures if:

    1. we default in paying principal or premium, if any, on any debt security when due, upon acceleration, redemption, mandatory repurchase, or otherwise;

    2. we default in paying interest on any debt security when it becomes due, and the default continues for a period of 30 days;

    3. we default in performing or breach any other covenant or agreement in the Indentures and the default or breach continues for a period of 60 consecutive days after written notice by the trustee or by the holders of 25% or more in aggregate principal amount of the debt securities of all series issued under an Indenture;

    4.  a court having jurisdiction enters a decree or order for

        - relief in respect of AES or any of our Material Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect;

        - appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of AES or any of our Material Subsidiaries or for all or substantially all of the property and assets of AES or any of our Material Subsidiaries or

        - the winding up or liquidation of the affairs of AES or any of our Material

          Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

    5.  AES or any of its Material Subsidiaries

        - commences a voluntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

        - consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of AES or any of its Material Subsidiaries or for all or substantially all of the property and assets of AES or any of its Material Subsidiaries or

        - effects any general assignment for the benefit of creditors; or

    6. any other Events of Default set forth in the applicable prospectus supplement occur.

    If an Event of Default (other than an Event of Default specified in clause (4) or (5) with respect to AES) occurs with respect to the debt securities of any series and continues, then the trustee or the holders of at least 25% in principal amount of the outstanding debt securities may, by written notice to us, and the trustee at the request of at least 25% in principal amount of the outstanding debt securities will, declare the principal, premium, if any, and accrued interest on the outstanding debt securities to be immediately due and payable. Upon a declaration of acceleration, the principal, premium, if any, and accrued interest shall be immediately due and payable.

    If an Event of Default specified in clause (4) or (5) above occurs with respect to AES, the principal, premium, if any, and accrued interest on the debt securities shall be immediately due and payable, subject to the prior payment in full of all Senior Debt, without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding debt securities may, by written notice to us and to the trustee, waive all past defaults with respect to debt securities and rescind and annul a declaration of acceleration with respect to debt securities of that series and its consequences if:

    - all existing Events of Default applicable to debt securities of that series, other than the nonpayment of the principal, premium, if any, and interest on the debt securities that have become due solely by that declaration of acceleration, have been cured or waived and

    - the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

    For information as to the waiver of defaults, see "--Modification and Waiver."

    The holders of at least a majority in principal amount of the outstanding debt securities may direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the applicable Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of debt securities who did not join in giving that direction and the trustee may take any other action it deems proper that is not inconsistent with the direction received from holders of outstanding debt securities. A holder may not pursue any remedy with respect to the applicable Indenture or the debt securities of any series unless:

    - the holder gives the trustee written notice of a continuing Event of Default;

    - the holders of at least 25% in principal amount of outstanding debt securities make a written request to the trustee to pursue the remedy;

    - the holder or holders offer and, if requested, provide the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

    - the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity and

    - with that 60-day period, the holders of at least a majority in principal amount of the outstanding debt securities do not give the trustee a direction that is inconsistent with the request.

    However, these limitations do not apply to the right of any holder of a debt security to receive payment of the principal, premium, if any, or interest on, that debt security or to bring suit for the enforcement of any payment, on or after the due date expressed in the debt securities, which right shall not be impaired or affected without the consent of the holder.

    Each of the Indentures requires that certain of our officers certify, on or before a date not more than four months after the end of each fiscal year, that to the best of those officers' knowledge, we have fulfilled all our obligations under the Indenture. We are also obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under any of the Indentures.

    "Material Subsidiary" of a Person is defined to mean, as of any date, any Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X of the Securities Act of 1933.

    "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

    "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

MODIFICATION AND WAIVER

    The Indentures may be amended or supplemented without the consent of any holder of debt securities to:

    - cure ambiguities, defects, or inconsistencies;

    - comply with the terms in "Restriction on Mergers, Consolidations and Sales of Assets" described below;

    - comply with any requirements of the Securities and Exchange Commission in connection with the qualification of the Indentures under the Trust Indenture Act of 1939;

    - evidence and provide for the acceptance of appointment with respect to the debt securities by a successor Trustee;

    - establish the form or forms of debt securities of any series;

    - provide for uncertificated debt securities and to make all appropriate changes for such purpose; and

    - make any change that does not adversely affect the rights of any holder.

    Other modifications and amendments of the Indentures may be made with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by the amendment (all such series voting together as a single class). However, no modification or amendment may, without the consent of each holder affected:

    - change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, any debt security;

    - reduce the principal amount, premium, if any, or interest on, any debt security;

    - reduce the above-stated percentage of outstanding debt securities, the consent of whose holders is necessary to modify or amend that Indenture with respect to the debt securities of any series issued under that Indenture;

    - reduce the percentage or principal amount of outstanding debt securities, the consent of whose holders is necessary for waiver of compliance with certain provisions of that Indenture or for waiver of certain defaults.

    A supplemental indenture which changes or eliminates any covenant or other provision of an Indenture which has expressly been included solely for the benefit of one or more particular series of debt securities issued under an Indenture, or which modifies the rights of holders of debt securities of that series with respect to that covenant or provision, shall be deemed not to affect the rights under the applicable Indenture of the holders of debt securities of any other series issued under the Indenture or of the coupons appertaining to those debt securities. It is not necessary for the consent of the holders under this section of an Indenture to approve the particular form of any proposed amendment, supplement, or waiver, but it is sufficient if the consent approves the substance thereof. After an amendment, supplement, or waiver under this section of an Indenture becomes effective, we will give to the holders affected thereby a notice briefly describing the amendment, supplement, or waiver. We will mail supplemental indentures to holders upon request. Any failure of us to mail a notice, or any defect therein, will not affect the validity of any supplemental indenture or waiver.

RESTRICTION ON MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

    Pursuant to the Indentures, we may not consolidate with, merge with or into, or transfer all or substantially all of our assets to any Person unless:

    - AES shall be the continuing Person, or, if AES is not the continuing Person, the Person formed by such consolidation or into which we merged or to which properties and assets of ours are transferred is a solvent corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and expressly assumes in writing all the obligations of ours under the Notes,

    - immediately after giving effect to such transaction no Event of Default has occurred and is continuing and

    - other conditions as may be established in connection with the issuance of the applicable Debt Securities are met.

DEFEASANCE AND DISCHARGE

    The Indentures provide that we are deemed to have paid and will be discharged from all obligations in respect of the debt securities of any series on the 123rd day after the deposit referred to below has been made, and that the provisions of an Indenture will no longer be in effect with respect to the debt securities issued thereunder (except for, among other matters, certain obligations to register the transfer or exchange of the Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) if, among other things,

    - we have deposited with the trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof, will provide money in an amount sufficient to pay the principal, premium, if any, and accrued interest on the applicable debt securities, on the due date thereof or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be, in accordance with the terms of the Indenture and the applicable debt securities,

    - we have delivered to the trustee

      - either

            -- an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of our option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law or related treasury regulations after the date of the Indenture that a ruling is no longer required or

            -- a ruling directed to the trustee received from the Internal
               Revenue Service to the same effect as the aforementioned opinion of counsel and

    - an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or
      Section 15 of the New York Debtor and Creditor Law,

    - immediately after giving effect to that deposit on a pro forma basis, no Event of Default has occurred and is continuing on the date of the deposit or during the period ending on the 123rd day after the date of the deposit, and the deposit will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound,

    - we are not prohibited from making payments in respect of the applicable debt securities by the subordination provisions contained in an Indenture and

    - if at that time the applicable debt securities are listed on a national securities exchange, we have delivered to the trustee an opinion of counsel to the effect that the debt securities will not be delisted as a result of a deposit, defeasance and discharge.

    As more fully described in the prospectus supplement, the Indentures also provide for defeasance of certain covenants.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

    We may issue Stock Purchase Contracts, which represent contracts obligating holders to purchase from us a specified number of shares of common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

    The prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not be complete and will be qualified by reference to the stock purchase contracts, and, if applicable, additional arrangements, relating to the stock purchase contracts or stock purchase units.

                       DESCRIPTION OF SECURITIES WARRANTS

    We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. This summary of some provisions of the securities warrants is not complete. You should refer to the securities warrant agreement, including the forms of securities warrant certificate presenting the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. That securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the Securities and Exchange Commission in connection with the offering of the specific securities warrants.

    The particular terms of any issue of securities warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

    - the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

    - the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

    - the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

    - the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

    - United States Federal income tax consequences applicable to the securities warrants; and

    - any other terms of the securities warrants.

    Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

    Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of certain events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

    Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

    - in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

    - in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                              PLAN OF DISTRIBUTION

    We may sell the securities in any of three ways (or in any combination thereof):

    - through underwriters or dealers;

    - directly to a limited number of purchasers or to a single purchaser; or

    - through agents.

    The prospectus supplement will set forth the terms of the offering of such securities, including

    - the name or names of any underwriters, dealers or agents and the respective amounts of securities underwritten or purchased by each of them,

    - the initial public offering price of the securities and the proceeds to us and any discounts, commissions or other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

    Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise described in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the securities if any are purchased.

    If a dealer is utilized in the sale of any offered securities, we will sell those securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

    Offered Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

    Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the

Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

The legality of the Securities offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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